Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 5, 2003

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains the following items:

(a)	Operating and Financial Review and Prospects;

(b)	summary of Vodafone’s mobile telecommunications businesses’ customer information at September 30, 2003;

(c)	a brief description of recent transactions and other developments of Vodafone Group Plc and its subsidiary undertakings and other recent business developments; and

(d)

unaudited interim consolidated financial information for Vodafone as of and for the six month periods ended September 30, 2003 and 2002, including comparative consolidated financial information for Vodafone as of and for the year ended March 31, 2003 including:

(i)	Consolidated Financial Statements;

(ii)	Independent Accountants’ Report to the Board of Directors regarding the unaudited interim consolidated financial statements.

Exhibit

Letter from Deloitte & Touche LLP in respect of its Independent Accountants’ Report regarding the unaudited interim consolidated financial statements for the six month periods ended September 30, 2003 and 2002.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. In particular, such forward-looking statements include the statements under “Trend Information” with respect to Vodafone’s expectations for the year ending March 31, 2004 as to average proportionate mobile customer growth, capitalized fixed asset additions and tangible fixed asset additions as a percentage of turnover from the Group’s mobile business; statements with respect to Vodafone’s expectations for the year ending March 31, 2005 as to organic growth in average proportionate mobile customers and capitalized fixed asset additions; the statement under “Expenses” with respect to the expected amount for additional depreciation and amortization; the statements under “Taxation” with respect to the expected effective tax rates and the statement under “Dividends” with respect to future dividends. These forward-looking statements are made on the basis of certain assumptions which Vodafone believes to be reasonable in light of Vodafone’s operating experience in recent years. The principal assumptions on which these statements are based relate to exchange rates, customer numbers, usage and pricing, take-up of new services, revenue growth, profit margins, termination rates, customer acquisition and retention costs and the availability of handsets.

The document also contains other forward-looking statements including statements with respect to Vodafone’s expectations as to launch and roll-out dates for products and services, including, for example, 3G services, Vodafone live! and Vodafone’s business offerings; intentions regarding the development of products and services; the ability to integrate our operations throughout the Group in the same format and on the same technical platform and the ability to be operationally efficient; the anticipated share repurchase program; the rate of dividend growth by the Group or its existing investments; expected effective tax rates and expected tax payments; mobile penetration and coverage rates; expectations regarding the Group’s access to adequate funding for its working capital requirements; expectations with respect to long-term shareholder value growth; our ability to be the mobile market leader, overall market trends and other trend projections. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements particularly the statements under “Trend Information”, “Expenses” and “Taxation” referred to above. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity requiring changes in pricing models and/or new product offerings or resulting in higher costs of acquiring new customers or providing new services; the impact on capital spending from investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; any limitation or an inability to access the Group’s sources of funding; slower customer growth or reduced customer retention; the possibility that technologies, including mobile internet platforms, and services, including 3G services, will not perform according to expectations or that vendors’ performance will not meet the Group’s requirements; changes in the projected growth rates of the mobile telecommunications industry; the Group’s ability to realize expected synergies and benefits associated with 3G technologies, the integration of our operations and those of recently acquired companies; future revenue contributions of both voice and non-voice services offered by the Group; lower than expected impact of GPRS (“General Packet Radio System”), 3G and Vodafone live! and the Group’s business offerings on the Group’s future revenues or higher than expected costs and capital expenditure outlays due to these business offerings; the ability of the Group to harmonize mobile platforms and any delays, impediments or other problems associated with the roll-out and scope of 3G technology and services and Vodafone live! and the Group’s business offerings in new markets; the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable GPRS and 3G handsets, network equipment and other key products from suppliers; greater than anticipated prices of new mobile handsets; the ability to realize benefits from entering into partnerships for developing data, mobile and internet services and entering into service franchising and brand licensing; the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on one or more of the measurements of our financial performance; any unfavorable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions; changes in the regulatory framework in which the Group operates, including possible action by the European Commission or other applicable regulators regulating rates the Group is permitted to charge; the Group’s ability to develop competitive data content and services which will attract new customers and increase average usage; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; changes in exchange rates, including particularly the exchange rate of the pound to the euro, US dollar and the Japanese yen; the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications; changes in statutory tax rates and profit mix which would impact the weighted average tax rate; changes in tax legislation in the jurisdictions in which the Group operates; final resolution of open issues which might impact the effective tax rate; timing of tax payments relating to the resolution of open issues and loss of suppliers or disruption of supply chains.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors” contained in our Annual Report & Accounts and Form 20-F with respect to the financial year ended March 31, 2003. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above.

No assurance can be given that the forward-looking statements in this document will be realized. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion is based on the unaudited interim consolidated financial statements for the six month period to September 30, 2003 included in this document. Comparative information for the results of operations has been extracted from the unaudited interim consolidated financial statements for the six month period to September 30, 2002. Any references to financial information for the year ended or as of March 31, 2003 are derived from and should be read in conjunction the Group’s audited consolidated financial statements contained in the Group’s Annual Report & Accounts and Form 20-F for the year ended March 31, 2003.

The unaudited interim consolidated financial statements for both six month periods and any information derived from the Group’s audited consolidated financial statements for the financial year ended March 31, 2003 are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. A reconciliation of the material differences between net loss in accordance with UK GAAP and net loss in accordance with US GAAP for the six months ended September 30, 2003 and September 30, 2002 and for the year ended March 31, 2003 is set forth in Note 9 to the unaudited interim consolidated financial statements.

Presentation of information

In the discussion of the Group’s reported financial position and results for the period ended September 30, 2003 information in addition to that contained within the unaudited consolidated financial statements is presented because it is used by management to compare the Group’s recent performance with prior periods and to compare and understand customer revenues and movement within the customer base. These measures are reported to provide readers with access to additional financial information regularly reviewed by management and management believe these measures assist investor assessment of the Group’s performance from period to period.

ARPU

ARPU (“Average Revenue Per User”) is calculated as mobile operator service revenues during the applicable twelve month period then ended excluding handset revenues and connection fees divided by the weighted average number of customers during the same period. UK GAAP turnover is the basis for the determination of revenue within the ARPU calculation. ARPU is presented in local currency in order to discuss the information without the impact of fluctuations in the pound sterling compared with local currency.

This performance indicator is commonly used in the mobile telecommunications industry and by Vodafone management to compare recurring revenues to prior periods and internal forecasts. Management believe that this measure provides useful information for investors regarding trends in customer revenues derived from mobile telecommunications services and the extent to which customers change their use of mobile services and the network from period to period. This information is not uniformly defined by all companies in the Group’s industry.  Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies.

Churn

Churn is comprised of total gross customer disconnections divided by average total customers in the period.

Organic growth

The percentage movements in organic growth are presented to reflect operating performance on a comparable basis. Where a subsidiary or associated undertaking was newly acquired or disposed of in the current or prior year, the Group would, under organic growth calculations, adjust the results for the current and prior year to remove the amount the Group earned in both periods as a result of the acquisition or disposition of subsidiary or associated undertakings. Where the Group increases, or decreases, its ownership interest in an associated undertaking in the current or prior year, the Group’s share of results for the prior year are restated at the current year’s ownership level. A further adjustment in organic calculations excludes the effect of exchange rate movements by restating the current period’s results as if they had been generated at the prior period’s exchange rates. Management believes that these measures provide useful information to assist investors in assessing the Group’s operating performance from period to period.

Results of Operations

The following tables of summarized financial information, and the discussion below, compare the results of operations for the six months ended September 30, 2003 with the six months ended September 30, 2002.

	Six months to September 30,
	2003	2002
	£m	£m
	(unaudited)	(unaudited)

Group turnover(1)
- Continuing operations	16,081	13,929
- Discontinued operations	818	969
	16,899	14,898

Total Group operating loss(1)
- Continuing operations	(1,644)	(2,271)
- Discontinued operations	66	74
	(1,578)	(2,197)

Loss on ordinary activities before interest and taxation	(1,636)	(1,930)

Loss on ordinary activities before taxation	(1,992)	(2,320)

Loss for the financial period	(4,254)	(4,336)

Basic and diluted loss per share	(6.24)p	(6.36)p

Dividend per share	0.9535p	0.7946p

(1)                                           Turnover and operating loss are analyzed in more detail in the table below.

The analysis of turnover and operating loss below is used by management to give a more detailed understanding of the turnover of the Group and to enhance insight into the costs of the business.  These measures are presented to improve the discussion of turnover and expenses that follows and to enable a reader to better understand the revenue streams and associated costs.

	Six months to September 30,
	2003	2002	% change
	£m	£m
	(unaudited)	(unaudited)

Mobile telecommunications:
- Voice services	11,882	10,429	14
- Data services	2,186	1,701	29
- Total service revenue	14,068	12,130	16
- Equipment and other	1,485	1,310	13
	15,553	13,440	16
Other operations	1,346	1,458	(8)
Turnover	16,899	14,898	13

Direct costs	(6,453)	(5,594)	15
Operating expenses	(3,828)	(3,738)	2
Depreciation and amortization of intangible assets other than goodwill	(2,263)	(1,962)	15
Share of operating profit in joint ventures and associated undertakings	1,367	1,036	32
	5,722	4,640	23
Goodwill amortization	(7,651)	(6,837)	12
Exceptional operating items	351	-	-
Total Group operating loss	(1,578)	(2,197)	(28)

Turnover

Turnover increased by 13% for the six months to September 30, 2003, resulting principally from organic growth of 9%. Changes in exchange rates accounted for 5% of the reported growth due to a stronger Euro, partially offset by a weaker Yen. Disposals in the prior year reduced growth by 1%.

The increase in turnover from mobile telecommunications was driven by growth in service revenues as a result of greater usage of voice services, principally due to organic growth in the customer base, and increased penetration of data products and services. This was partially offset by the effect of increased competitive activity and regulatory intervention.

The Group achieved an improvement in ARPU in a number of key markets in Europe, compared with the twelve month period ended March 31, 2003, as benefits from the Group’s continued focus on high value customers and initiatives to stimulate usage were realized. Total voice usage in controlled subsidiaries increased by 12% over the comparable period to 76.7 billion minutes for the six months ended September 30, 2003. Vodafone Japan’s ARPU fell 2.7%, as penetration levels in Japan increased towards European levels.

A key driver of the growth in service revenue was the continued success of the Group’s data product and service offerings. Revenues from data services increased 29% to £2,186 million for the six months ended September 30, 2003 from £1,701 million for the six months ended September 30, 2002. These revenues represented 15.5% of service revenues in the Group’s controlled mobile subsidiaries for the twelve months ended September 30, 2003, compared with 14.6% for the 2003 financial year. Whilst SMS revenues continue to represent the largest component of data revenues, an increased focus on providing value-added services, particularly through Vodafone live! and the Group’s business offerings, contributed to the increase in data revenues and the increased penetration of data services into the Group’s customer base. Vodafone live! and the Group’s business offerings are expected to generate further growth in non-voice service revenues through ringtone and game downloads, picture messaging and other content and information services. Both Vodafone Ireland’s and Vodafone Japan’s data revenues represented over 20% of their service revenues for the twelve months ended September 30, 2003.

Mobile equipment and other turnover increased 13% to £1,485 million for the six months ended September 30, 2003, compared with £1,310 million for the six months ended September 30, 2002, largely as a result of the volume of upgrades in the year, which was partially offset by a decline in revenue per upgrade.

Turnover from other operations decreased by £112 million in the year to £1,346 million. This change was a result of a reduction in the turnover of Japan Telecom, which was disposed of after the period end, and a turnover reduction in Arcor, where improved revenues from the fixed line business were more than offset by the disposal of the Telematiks business in the prior financial year.

Expenses

Direct costs, before exceptional items, represented 38.2% of turnover in the six months ended September 30, 2003, compared to 37.5% for the six months ended September 30, 2002. Group acquisition and retention costs net of equipment revenues, as a percentage of service revenues, declined to 11.3%, compared with 11.6% for the comparable period, demonstrating the continued focus on gaining and retaining high-value customers in the most cost-efficient manner. Direct costs increased partly as a result of higher costs in Vodafone Japan, primarily associated with provisions for slow moving handset stocks, partially offset by the current period benefit from a contribution tax levy in Italy which is now not expected to be payable.

Operating expenses represented 22.7% of turnover in respect of the six months ended September 30, 2003, compared with 25.1% for the comparable period. The Group’s mobile businesses’ network costs as a percentage of turnover reduced, reflecting the realization of benefits from the Group’s continued focus on cost control. The Group also benefited from reduced operating expenses in Japan Telecom, which has been disposed of since September 30, 2003.

Depreciation and amortization charges, excluding goodwill amortization, increased by 15% to £2,263 million from £1,962 million in the comparable period. The increase was attributable to network infrastructure improvements and additions made in the previous and current financial year. In Japan, depreciation increased by £58 million as a result of the increased charge in respect of its 3G network, which was opened for commercial service in December 2002. In Germany, depreciation increased by £85 million as a result of the prior year expenditure on network infrastructure improvements and foreign exchange movements.

The anticipated launch of 3G services in various European countries is expected to result in approximately £0.6 billion of additional depreciation and amortization in the next financial year as 3G infrastructure and licenses are brought into use. Please see “Forward-Looking Statements”.

Total Group operating loss

The Group reported a total operating loss of £1,578 million (September 30, 2002: £2,197 million), after goodwill amortization of £7,651 million (September 30, 2002: £6,837 million) and exceptional income of £351 million (September 30, 2002: £nil). The £619 million reduction in the total operating loss arose as a result of organic growth and beneficial exchange rates, combined with the £351 million credit in respect of exceptional items in the six months to September 2003. These were partly offset by a £814 million increase in the goodwill amortization charge.

Amortization of goodwill

The charges for goodwill amortization, which do not affect the cash flows of the Group or the ability of the Company to pay dividends, increased by 12% to £7,651 million, principally as a result of the impact of foreign exchange movements. Translating at prior year rates would have reduced reported growth in the goodwill amortization charge to 3% which arose due to a full year’s charge for prior year acquisitions and charges in respect of current year acquisitions.

Exceptional items

Exceptional operating income for the six months ended September 30, 2003 comprises £351 million of expected recoveries and provision releases in relation to a contribution tax levy on Vodafone Italy that is not now expected to be payable. There were no exceptional operating items for the six months ended September 30, 2002.

Exceptional non-operating charges for the period of £58 million principally relate to a loss on disposal of the Japan Telecom fixed line operations, which has been partially offset by a profit on disposal of Grupo Iusacell. In the comparable period exceptional non-operating income of £267 million mainly represents a profit on disposal of fixed asset investments, principally relating to the disposal of the Group’s interest in Bergemann GmbH.

Interest

Total Group net interest payable, including the Group’s share of the net interest expense of joint ventures and associated undertakings, decreased from £390 million for the six months ended September 30, 2002 to £356 million for the six months ended September 30, 2003. The Group interest cost increased to £251 million from £239 million for the comparable period and was covered 27.4 times by operating cash flow plus dividends received from joint ventures and associated undertakings. The Group’s share of the net interest expense of joint ventures and associated undertakings decreased from £151 million to £105 million, principally as a result of the sale of the Group’s stake in Grupo Iusacell.

Taxation

The effective rate of taxation for the period ended September 30, 2003, which is based on the expected effective tax rate for the year ending March 31, 2004, is (90.0)% compared to (47.6)% for the year ended March 31, 2003. This rate includes the impact of goodwill amortization and exceptional items, which may not be taxable or deductible for tax purposes. The rate has changed in part due to further benefits arising out of the restructuring of the Group’s Italian operations, a fall in the Group’s weighted average tax rate, calculated by reference to local statutory taxation rates and accounting profits, the resolution of certain issues from the prior year and benefits from other tax incentives. These benefits outweighed the absence of the one-off benefit arising from the restructuring of the German group last year. The effective tax rate for the year ended March 31, 2005 is expected to be less negative than the rate for the year ended March 31, 2004 subject to the resolution of open issues and changes in tax legislation. See “Forward-Looking Statements”.

Earnings per share

The loss for the six months ended September 30, 2003 was £4,254 million (September 30, 2002: £4,336 million).

Basic and diluted loss per share improved from a loss per share of 6.36p to a loss per share of 6.24p for the period to September 30, 2003. The loss per share of 6.24p includes a charge of 11.22p per share (September 30, 2002: 10.03p per share) in relation to the amortization of goodwill and a credit of 0.20p per share (September 30, 2002: 0.39p per share) in relation to exceptional items.

Dividends

Vodafone Group Plc has historically paid dividends semi-annually, with the regular interim dividend in respect of the first six months of the financial year payable in February. The directors expect that the Company will continue to pay dividends semi-annually.

In considering the level of dividends, the Board takes account of the outlook for earnings growth, operating cash flow generation, capital expenditure requirements, acquisitions and divestments, together with the possibilities for debt reductions and share repurchases. Accordingly, the directors have announced an interim dividend of 0.9535 pence per share, representing a 20% increase over last year’s interim dividend. The Board expects progressively to increase the payout ratio in the future. See “Forward-Looking Statements”.

The ex-dividend date is November 26, 2003 (November 25, 2003 for ADR holders), the record date for the interim dividend is November 28, 2003 and the dividend is payable on February 6, 2004.

Share repurchase

The Board has reviewed the anticipated cash requirements and gearing of the Group. In order to provide increased cash returns to shareholders the directors have decided to introduce a share repurchase program. £2.5 billion has been allocated to this program. Shares will be purchased on market on the London Stock Exchange in accordance with shareholder approval obtained at this year’s Annual General Meeting (“AGM”) in July and which expires at the earlier of the conclusion of the Group’s AGM in 2004 or October 30, 2004. The maximum share price payable for any shares will be no greater than 105% of the average of the middle market closing price of the Company’s share price on the London Stock Exchange for the five business days immediately preceding the trade date on which any shares are purchased. Purchases will only be made if accretive to adjusted basic earnings per share. In line with the introduction of the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 on December 1, 2003, it is anticipated that any shares repurchased after this date will be held in treasury. As of the close of business on December 4, 2003 the Company had acquired 75,000,000 shares with a volume weighted average price per share of 137.07p (exclusive of brokerage fees and stamp duty).

Balance sheet

Total fixed assets reduced from £154,689 million at March 31, 2003 to £148,726 million at September 30, 2003. The decrease of £5,963 million comprised a reduction in intangible assets of £4,270 million, a decrease in investments of £1,741 million, partially offset by an increase in tangible fixed assets of £48 million.

The reduction in intangible assets was primarily due to the amortization of goodwill of £6,547 million, offset by additional goodwill of £814 million principally in respect of the acquisition of the Singlepoint Group and Project Telecom plc during the period and also the effect of foreign exchange movements. The increase in tangible fixed assets primarily comprised capital expenditure, offset by charges for depreciation.

The decrease in fixed asset investments of £1,741 million was primarily due to amortization of goodwill on the Group’s interests in associated undertakings of £1,104 million and foreign exchange movements on goodwill in associated undertakings.

Current assets increased from £8,591 million at March 31, 2003 to £12,268 million at September 30, 2003, principally due to an increase in liquid resources from £291 million at March 31, 2002 to £1,417 million at September 30, 2003 and an increase in cash at bank and in hand from £475 million at March 31, 2002 to £3,228 million at September 30, 2003.

Equity shareholders’ funds

Total equity shareholders’ funds at September 30, 2003 decreased from £128,671 million at March 31, 2003 to £124,641 million. The decrease comprises the loss for the period of £4,254 million, dividends of £650 million and net currency translation gains of £852 million. The decrease was partially offset by the issue of new share capital of £18 million.

Inflation

Inflation has not had a significant effect on the consolidated results of operations and financial conditions during the six month period to September 30, 2003.

MOBILE TELECOMMUNICATIONS

In June 2003, the Group announced changes in the regional structure of its operations. The former Northern Europe and Central Europe regions were combined into a new Northern Europe region, with the exception of the United Kingdom and Ireland that now form their own region. The following results are presented in accordance with the new regional structure. See Note 2 to the unaudited interim consolidated financial statements for an analysis of the segmental results.

United Kingdom and Ireland

Financial highlights		Six months to September 30,
		2003	2002	% change
		£m	£m
Turnover	United Kingdom:
	- Voice services	1,701	1,617	5
	- Data services	301	258	17
	- Total service revenue	2,002	1,875	7
	- Equipment and other	148	125	18
		2,150	2,000	8
	Ireland	378	300	26
		2,528	2,300	10

Total Group operating profit(1)	United Kingdom and Ireland	685	637	8

Key performance indicators (United Kingdom only)

ARPU(2)		£292	£286

Churn(2)		29.3%	30.0%

Acquisition and retention costs net of equipment revenues, as a percentage of service revenues		13.1%	11.8%

(1) before goodwill amortization

(2)          ARPU and churn information represents the twelve month periods ended September 30, 2003 and March 31, 2003, respectively. See “Operating and Financial Review and Prospects – Presentation of Information” for a description of ARPU and churn.

United Kingdom

Vodafone UK performed well in the period, increasing service revenues in a market characterized by both intense competition and regulatory intervention.

Total UK turnover increased by 8% year-on-year to £2,150 million, driven by a 5% increase in voice service revenues. This was primarily due to strong outbound revenue growth as Vodafone UK continued to realize benefits from increased investments in acquisition and retention of high value customers. ARPU continued to grow in the period, mainly as a result of increased revenue per minute in the prepaid customer base due to the introduction of new tariffs during the period. Prepaid ARPU improved from £125 for the year ended March 31, 2003 to £128 for the year ended September 30, 2003 whilst contract ARPU remained stable at £518.

Vodafone UK’s share of mobile service revenue in the latest quarterly review by Oftel, the UK regulator of the mobile telecommunications industry, for the quarter ended June 30, 2003, was 32.5%, representing a lead of 6.8 percentage points over the second placed competitor.

Data revenue as a percentage of service revenue, for the year ended September 30, 2003, increased to 15.0% compared with 14.4% for the year ended March 2003, due to ongoing take-up by customers of the full range of available data products and services and continued growth in SMS messaging. This has partly been driven by Vodafone live! which now has over 710,000 UK customers.

At September 30, 2003, Vodafone UK had 13,483,000 registered customers, with contract customers representing 41% of the total base. Acquisition and retention costs have increased as a result of additional incentives to grow market share. Vodafone UK has consolidated its market position through the acquisition of the service providers Singlepoint and Project Telecom, who had a combined total of approximately 1.6 million customers on the Vodafone network at the period end.

The UK business continues to invest in high value customers and increased customer retention, supported by the recent launch of Vodafone’s membership of the Nectar loyalty program. In a recent market survey, Vodafone UK continued to rank first in terms of customer satisfaction in the prepaid market and increased customer satisfaction in the contract segment. Churn for the twelve months to September 30, 2003 decreased when compared to the twelve months to March 31, 2003, with prepaid churn falling from 34.5% to 33.2% partially offset by a rise in contract churn from 23.1% to 23.7%. The proportion of active customers was maintained at 91%.

On July 24, 2003, Vodafone UK reduced its termination charges by RPI minus 15% (on the weighted average charge for the previous year) to comply with its license requirements. This reduction implemented the decision of the Competition Commission in January 2003. Oftel is required to conduct a market review of call termination under the new EC regulatory framework brought into force on July 25, 2003. Oftel has proposed a further cut in termination charges in this financial year and in each of the following two financial years. This review is currently in progress and is expected to take until early 2004 to complete.

Ireland

Vodafone Ireland’s turnover increased by 13% when measured in local currency. Turnover benefited from ARPU growth of 4%, in part as a result of strong growth in data revenues, which improved to represent 20.1% of service revenues for the year ended September 30, 2003.

Vodafone Ireland successfully met Phase 1 of its 3G license obligation on May 1, 2003 and maintained its leadership with an approximate market share of 55% and a closing customer base of 1,803,000.

Northern Europe

Financial highlights		Six months to September 30,		% change
		2003	2002
		£m	£m	£	€(3)
Turnover	Germany:
	- Voice services	2,099	1,784	18	6
	- Data services	438	345	27	15
	- Total service revenue	2,537	2,129	19	8
	- Equipment and other	171	122	40	26
		2,708	2,251	20	9
	Other Northern Europe	968	738	31
		3,676	2,989	23

Total Group operating profit(1)	Northern Europe	1,689	1,311	29

Key performance indicators (Germany only)

ARPU(2)		€312	€313

Churn(2)		19.1%	21.2%

Acquisition and retention costs net of equipment revenues, as a percentage of service revenues		12.4%	10.3%

(1) before goodwill amortization

(2)          ARPU and churn information represents the twelve month periods ended September 30, 2003 and March 31, 2003, respectively. See “Operating and Financial Review and Prospects – Presentation of Information” for a description of ARPU and churn.

(3) local currency percentage change excluding any Group allocations

Germany

Vodafone Germany performed well in the period, increasing turnover in a highly competitive market where penetration levels climbed to 74% by the end of June. Vodafone Germany continues to be the second largest operator by customers with an estimated 38% share of the market at June 30, 2003.

Statutory turnover increased principally as a result of service revenue growth, driven by a larger customer base, which has increased by 840,000 customers to 23,780,000 at September 30, 2003.

ARPU, for the year ended September 30, 2003, was stable when compared to the year ended March 31, 2003. Contract ARPU decreased from €519 to €502 due to the level of new, lower spending, contract customers, while prepaid ARPU remained stable at €130.

Revenue growth benefited from focus on the acquisition and retention of contract customers, which accounted for 76% of the net additions in the period. This increased the proportion of contract customers within the total customer base from 47% to 48% over the six months ended September 30, 2003.

Data revenues represented 17.0% of service revenues for the twelve months ended September 30, 2003, compared to 16.4% for the twelve months ended March 31, 2003, as a result of improved service offerings including Vodafone live!, which now has over 1 million customers in Germany.

Activity levels remained unchanged at 92% and churn decreased following a decrease in prepaid churn from 24.8% for the twelve month period ended March 31, 2003 to 20.6%, partially offset by an increase in contract churn from 16.8% to 17.4%.

Acquisition and retention costs net of equipment revenues increased to 12.4% of service revenues as a result of the high volume of upgrades and gross contract connections.

In May 2003, Vodafone Germany became the first operator in Germany to enable customers to download video clips. In addition, MMS services and content on Vodafone live! have continued to be extended.

Vodafone Germany’s 3G network infrastructure rollout is proceeding according to plan and in accordance with the license obligation to provide at least 25% population coverage by the end of the calendar year 2003. Vodafone Germany successfully performed call handover between its pilot 3G and 2G networks during the period.

Other Northern Europe

The Group’s other operations in the Northern Europe region experienced good growth, with proportionate customers increasing by 6% to 14,844,000 in the period, including the effect of stake increases in the Netherlands, from 97.2% to 99.8%, and Hungary, from 83.8% to 87.9%.

The increase in statutory turnover for these operations was primarily as a result of a combination of customer growth and enhanced usage. In the Netherlands, an 11% increase in revenues when measured in local currency was driven by both increases in data service usage and revenue, which increased by 37%, and a 3% increase in the customer base. Customer numbers in Sweden and Hungary also grew, by 4% and 27% respectively, increasing revenues in these countries.

Turnover grew in the Netherlands. In Sweden, operating expenses increased significantly as a result of the cost of fulfilling 3G license obligations in relation to population coverage.

The Group’s associated companies in the Northern Europe region also performed well in the period. SFR, in which the Group increased its effective stake from 31.9% to 43.9% in the second half of the previous financial year, reported a strong financial performance, with revenue increasing strongly as a result of a 3% increase in the customer base to 13,770,000 and broadly stable ARPU. SFR performed strongly as a result of the increased revenues, focus on cost effectiveness measures and the stake increase.

Proximus, Polkomtel and Swisscom Mobile, which operate in Belgium, Poland and Switzerland, respectively, also generated growth in turnover in the period.

Since March 31, 2003, Partner Network Agreements have been signed with Og-Vodafone (formerly Islandssimi hf) in Iceland and Bitė GSM in Lithuania.

Southern Europe

Financial highlights		Six months to September 30,		% change
		2003	2002
		£m	£m	£	€(3)
Turnover	Italy:
	- Voice services	2,191	1,774	24	11
	- Data services	312	208	50	35
	- Total service revenue	2,503	1,982	26	14
	- Equipment and other	109	104	5	(6)
		2,612	2,086	25	13
	Other Southern Europe	2,223	1,791	24
		4,835	3,877	25

Total Group operating profit(1)	Southern Europe	1,729	1,261	37

Key performance indicators (Italy only)

ARPU(2)		€355	€347

Churn(2)		17.2%	17.3%

Acquisition and retention costs net of equipment revenues, as a percentage of service revenues		2.6%	3.5%

(1) before goodwill amortization and exceptional items

(2)          ARPU and churn information represents the twelve month periods ended September 30, 2003 and March 31, 2003, respectively. See  “Operating and Financial Review and Prospects – Presentation of Information” for a description of ARPU and churn.

(3) local currency percentage change excluding any Group allocations

Italy

Notwithstanding high penetration levels in the Italian market and strong competition, including that arising as a result of the introduction of a new competitor at the end of the previous financial year, Vodafone Italy continues to capture market share and produce excellent results.

In local currency, statutory turnover increased by 13%, driven by a 14% increase in service revenues, arising from growth in the customer base and ARPU, partially offset by a 6% decrease in equipment revenues as a result of reduced handset sales. Data service revenues increased by 35% driven by a 32% increase in SMS messaging revenues and a 126% increase in other data revenues. Data revenues represented 12.2% of service revenues during the year ended September 30, 2003, compared to 11.3% in the year ended March 31, 2003.

At September 30, 2003, Vodafone Italy’s customer base stood at 19,982,000, representing an increase of 3% since March 31, 2003, primarily as a result of successful promotional campaigns. Vodafone Italy has maintained its leadership in overall customer satisfaction and has notably come first in terms of tariff satisfaction in recent surveys. Churn reduced slightly despite the entry of a new competitor into the market, mainly as a result of the success of the Vodafone One loyalty program and other focused customer base management activities. Prepaid customers continue to represent 92% of the customer base.

The rise in ARPU is mainly attributable to an increase in prepaid ARPU from €298 for the year ended March 31, 2003 to €304 for the year ended September 30, 2003. Contract ARPU grew from €818 in the year ended March 31, 2003 to €853 for the year ended September 30, 2003, as a result of a selective customer acquisition and retention policy targeting high value customers.

Brand awareness has improved since the introduction of the single Vodafone brand in May 2003 and the launch of Vodafone live! in October 2002, which has attracted over 430,000 customers since launch.

Other Southern Europe

Proportionate customers for the Group’s other operations in the Southern Europe region increased by 7% during the period, including an increase of 1.7 percentage points arising from stake changes in the Group’s operations in Portugal, Greece, Albania and Malta.

Vodafone Spain’s turnover for the six months ended September 30, 2003 increased by 23% to £1,286 million (12% when measured in local currency) as a result of an increase in the customer base and strong voice and data usage which more than offset a negative impact of a reduction in the intercarrier rate in November 2002.

Turnover increased in all of the region’s other markets. In Portugal, turnover increased by 5% in local currency, including a 41% increase in data revenues as a result of Vodafone live! and an MMS bulk offering. Vodafone Portugal was among the first companies in Europe to offer video MMS services.

Americas

Financial highlights		Six months to September 30,		% change
		2003	2002
		£m	£m	£

Total Group operating profit(1)	Americas	705	644	9

Key performance indicators (Verizon Wireless only)

ARPU(2)		$593	$584

Churn(2)		23.2%	26.5%

Acquisition and retention costs net of equipment revenues, as a percentage of service revenues		13.7%	13.1%

(1) before goodwill amortization

(2)          ARPU and churn information represents the twelve month periods ended September 30, 2003 and March 31, 2003, respectively. See “Operating and Financial Review and Prospects – Presentation of Information” for a description of ARPU and churn.

Verizon Wireless

Within the highly competitive US market, Verizon Wireless continues to outperform its competitors and ranked first in customer net additions for the six months ended September 30, 2003, further increasing its lead over the number two provider. At September 30, 2003, Verizon Wireless’ total customer base stood at 36,026,000, an 8% increase on March 31, 2003. At June 30, 2003, US market penetration had reached approximately 51%, with Verizon Wireless’ market share at approximately 24%.

Data revenues for the six months to September 30, 2003 increased by 152% over the comparable period and have been positively affected by the growth of data products, including “Get It Now”, and picture messaging. Approximately 28% of the customer base is actively using a data or SMS product compared to 19% at March 31, 2003. ARPU increased slightly due to a focus on selling plans with higher access price points.

Churn decreased due to a reduction in contract churn, attributable to a combination of the quality of Verizon Wireless’ network and customer satisfaction, which have ranked highest in a number of external surveys, the success of retention programs and the adverse effect of MCI’s withdrawal from the wholesale market during the year ended March 31, 2003.

Verizon Wireless showed strong turnover performance, partially offset by a 21% increase in the charge for depreciation. The higher depreciation charge arose from the level of capital expenditure incurred to increase network capacity to the levels necessary to satisfy the demands placed on it through increased usage, a larger customer base and the upgrade to 1xRTT, which now covers virtually all of Verizon Wireless’ coast-to-coast network.

On May 23, 2003, Verizon Wireless completed a transaction with Northcoast Communications L.L.C., to purchase 50 Personal Communications (“PCS”) licenses and related network assets for approximately $762 million in cash. The PCS licenses cover large portions of the East Coast and Midwest, serving approximately 47 million people.

As part of a broader collaboration, on August 1, 2003, the Group and Verizon Wireless announced their intention to develop a dual branded “Verizon Vodafone” laptop data card service for business customers working and travelling between the US and Europe. The data card will be based on Vodafone’s data card service, Vodafone Mobile Connect Card, which Verizon Wireless will develop and market under license from Vodafone. In addition, Vodafone and Verizon Wireless are working together on joint global contracts for content, international account management, SMS messaging between the CDMA and GSM networks of Verizon Wireless and Vodafone, as well as ongoing best practice sharing.

Verizon Wireless continues to expand its product base, with the launch during the period of a new walkie-talkie product called “Push to Talk”, a picture messaging service to complement its “Get It Now” data product and a selected Wireless LAN service that enables high speed wireless data service coverage in a number of travel-related venues such as hotels and airports.

Effective November 24, 2003, the Federal Communications Commission (“FCC”) requires US mobile operators to allow wireless local number portability compliance.

Other Americas

On July 29, 2003, the Group completed the disposal of its stake in the Mexican mobile operator Grupo Iusacell.

Asia Pacific

Financial highlights		Six months to September 30,		% change
		2003	2002
		£m	£m	£	¥(3)
Turnover	Japan:
	- Voice services	2,462	2,415	2	5
	- Data services	680	585	16	19
	- Total service revenue	3,142	3,000	5	8
	- Equipment and other	727	731	(1)	1
		3,869	3,731	4	6
	Other Asia Pacific	488	395	24
		4,357	4,126	6

Total Group operating profit(1)	Asia Pacific	736	734	-

Key performance indicators (Japan only)

ARPU(2)		¥84,818	¥87,159

Churn(2)		23.4%	23.3%

Acquisition and retention costs net of equipment revenues, as a percentage of service revenues		18.1%	20.0%

(1) before goodwill amortization

(2)          ARPU and churn information represents the twelve month periods ended September 30, 2003 and March 31, 2003, respectively. See “Operating and Financial Review and Prospects – Presentation of Information” for a description of ARPU and churn.

(3) local currency percentage change excluding any Group allocations

Japan

Japan’s mobile telecommunications market remained robust as mobile services continued to expand, driven by the roll out of high speed 3G and other data services. Market penetration increased by three percentage points to 62% at September 30, 2003, compared to 59% at March 31, 2003.

Vodafone Japan’s market share improved marginally from 18.5% to 18.6% in the period, with net additions of 628,000 resulting in period end customers of 14,540,000. The key drivers of this growth have been the continued success of J-Sky services, which have now been rebranded as Vodafone live! services, and the new prepaid offering, launched in February 2003. In addition, in May 2003 Vodafone Japan launched the popular J-SH53 handset, which was the world’s first megapixel camera phone. However, customer growth has slowed in the last quarter and Vodafone Japan has captured a significantly reduced level of the total market net additions as a result of its competitors offering a wider and more attractive range of handsets and price plans. In line with the adoption of the single Vodafone brand on October 1, 2003, Vodafone Japan prepared a range of measures, including new price plans, handsets and services, to ensure a successful brand launch associated with value to the customer and targeted at stimulating growth in net connections.

Turnover for Vodafone Japan increased by 6% in local currency over the comparable period, primarily driven by service revenue growth. Vodafone Japan continues to have the highest ARPU in the Group and, although ARPU declined as expected, data and content revenues continued to increase.

Net acquisition costs decreased due to more cost efficient purchasing and increased prepaid connections. In addition, Vodafone Japan has continued to streamline operations in areas such as customer care, logistics and billing system management. In April 2003, Vodafone Japan opened a new customer service center, consolidating the service centers in eastern Japan so as to reduce overall operating costs and improve service levels. These benefits were partially offset by an increase in provisions for slow moving handset stocks and incremental overheads in operating the 3G network. Additionally, there was a £58 million increase in the depreciation charge as a result of the commencement of 3G commercial services.

Vodafone Japan launched 3G services in December 2002 and has expanded its 3G network to 11,300 operational 3G base stations covering 95.9% of the population at September 30, 2003. 3G growth is expected to continue with the launch of Vodafone branded products and services. International roaming services, enabled by the launch of the W-CDMA 3G network, also increased significantly, with voice roaming services available in 81 countries and regions using 116 operators at September 30, 2003.

Other Asia Pacific

In an intensely competitive environment, Vodafone Australia increased its customer base by 2% in the six months ended September 30, 2003, notwithstanding heavy subsidization of handsets by competitors. The contract base declined by 5% but the prepaid base increased by 9%, helped by new service offerings. Early September 2003 saw the launch of “red SIM”, a new mass market proposition supported by an integrated brand campaign designed to raise the profile of the business in the Australian market place.

Compared to the same period last year, turnover increased as a result of the growth in the customer base. ARPU declined from AUD633 to AUD587 compared to the year ended March 31, 2003 as a result of the continued change in base from access-based plans with subsidies, to non-subsidized plans with no access fees. Data revenues increased by 39% compared to the same period last year, from increased SMS volumes, use of WAP browsing services and Vodafone live! customers.

Vodafone New Zealand continued to grow turnover compared to the same period last year. ARPU increased to NZD665 from NZD663 compared to the year ended March 31, 2003. The business has continued to focus on controlling operating expenditure while maintaining revenue growth. Customers increased by 11% since March 31, 2003 to 1,429,000 customers.

China Mobile (Hong Kong) Limited, in which the Group has a 3.27% stake, increased its customer base by 9% to 135,001,000 in the six months to September 30, 2003. This growth in the period was despite a slowdown in April and May due to the outbreak of Severe Acute Respiratory Syndrome. ARPU fell as competition increased, particularly at the low end of the market, driven by the limited mobility PHS service rolled out nationwide by China’s fixed-line operators. SMS volumes increased by 57% to 48.4 billion messages sent in the six months ended September 30, 2003 compared to 30.8 billion in the six months ended March 31, 2003.

The Group disposed of its interest in its Indian associate, RPG Cellular Services Ltd, during the period.

A new Partner Network Agreement was announced with M1 in Singapore on November 3, 2003, being the first Vodafone partner in this region.

MIDDLE EAST AND AFRICA

Financial highlights	Six months to September 30,
	2003	2002	% change
	£m	£m

Turnover	157	143	10

Total Group operating profit(1)	140	88	59

(1) before goodwill amortization

The Group’s operations in the Middle East and Africa region comprise Vodafone Egypt and the Group’s associated companies in South Africa (Vodacom) and Kenya (Safaricom). In addition, the Group has a Partner Network Agreement with MTC-Vodafone, which is the one of the leading mobile operators in Kuwait.

In Egypt, turnover increased by 52% when measured in local currency driven mainly by strong customer and ARPU growth. Data revenue grew by 66% when measured in local currency as a result of the increase in popularity of SMS messaging and the take up of Vodafone live! since its launch in March 2003. The customer base improved by 14% over the six months ended September 30, 2003 to 2,581,000. Sterling results were, however, affected by the weakness of the Egyptian Pound against sterling.

The Group had reached a preliminary understanding with Telecom Egypt for the proposed disposal of a 16.9% stake in Vodafone Egypt, reducing its stake to 50.1%. The remaining 33.0% stake is currently owned by minority interests. However, there is now some uncertainty as to whether this transaction is likely to proceed. This transaction would be subject to Egyptian regulatory approval, operator shareholder approvals, as well as approvals from other authorities. It is planned that Vodafone Egypt will list on the Cairo and Alexandria Stock Exchange before the year end. The Group’s associated undertakings in the region reported greatly improved operating performance for the period. This was a result of strong customer growth of 8.2% in Vodacom, in which the Group increased its stake from 31.5% to 35% in December 2002, and 37.1% growth in Safaricom, in which the Group increased its stake to an effective 35% in January 2003.

OTHER OPERATIONS

Financial highlights		Six months to September 30,
		2003	2002	% change
		£m	£m

Turnover	Europe	449	441	2
	Asia Pacific	897	1,017	(12)
		1,346	1,458	(8)

Total Group operating profit/(loss)(1)	Europe	(41)	(94)	(56)
	Asia Pacific	79	59	34
		38	(35)	-

(1) before goodwill amortization

The Group’s other operations during the period mainly comprised interests in fixed line telecommunications businesses, including Arcor in Germany, Cegetel in France and Japan Telecom, which has subsequently been disposed of, and Vodafone Information Systems, an IT and data services business based in Germany.

In Europe, the German fixed line market continues to be dominated by intensive competition, principally driven by the market leader. Notwithstanding this, Arcor furthered its position as the main competitor to the dominant fixed line operator, increasing its contract voice customers by 268,000 to 2.9 million, including a rise in its ISDN customers by 44% to 284,000 since March 31, 2003. Activity levels improved and consequently traffic volume increased by 31% to 14.8 billion minutes.

Excluding the results of the Telematik business, which was disposed of in June 2002, turnover increased by 12%, measured in local currency, due to customer growth partially offset by tariff decreases caused by the competitive market.

Cegetel has the second largest residential customer base in France. The Group increased its stake in Cegetel from 15% to 30% in the second half of the previous financial year.

Since September 30, 2003, the Group’s 66.7% controlled entity Japan Telecom Holdings Co., Ltd. has completed the disposal of its 100% interest in Japan Telecom. Receipts resulting from this transaction are ¥261.3 billion (£1.4 billion), comprising ¥228.8 billion (£1.2 billion) of cash and ¥32.5 billion (£0.2 billion) of transferable redeemable preferred equity. The Group ceased consolidating the results of Japan Telecom from October 1, 2003.

SUMMARY OF MOBILE TELECOMMUNICATIONS BUSINESSES’ CUSTOMER INFORMATION

AT SEPTEMBER 30, 2003

At September 30, 2003 Vodafone had over 125 million proportionate registered mobile customers, based on the Group’s ownership interests in its subsidiary undertakings, associated undertakings and investments. There were approximately 314.0 million registered customers in ventures in which the Company either has control or invests. Active customers represented 93% of the total registered customer base in the Group’s controlled mobile businesses at September 30, 2003, compared with 94% at September 30, 2002 and 93% at March 31, 2003(3).

			REGISTERED
		VENTURE	PROPORTIONATE
	PERCENTAGE	CUSTOMERS	CUSTOMERS
COUNTRY	OWNERSHIP(1)	(thousands)	(thousands)

UK and Ireland
UK	100.0%	13,483	13,483
Ireland	100.0%	1,803	1,803
TOTAL		15,286	15,286

NORTHERN EUROPE
Germany	100.0%	23,780	23,780
Netherlands	99.8%	3,358	3,351
Sweden	99.1%	1,380	1,368
Hungary	87.9%	1,207	1,061
Poland	19.6%	5,090	998
Switzerland	25.0%	3,731	933
Belgium	25.0%	4,349	1,087
France	43.9%	13,770	6,046
TOTAL		56,665	38,624

SOUTHERN EUROPE
Italy	76.8%	19,982	15,345
Albania	83.0%	473	393
Greece	65.4%	3,783	2,472
Malta	100.0%	158	158
Portugal	100.0%	3,243	3,243
Spain	100.0%	9,399	9,399
Romania	20.1%	2,962	595
TOTAL		40,000	31,605

AMERICAS
United States(2)	44.3%	36,026	15,960

ASIA PACIFIC
Japan	69.7%	14,540	10,140
Australia	100.0%	2,627	2,627
New Zealand	100.0%	1,429	1,429
Fiji	49.0%	103	50
China	3.3%	135,001	4,415
TOTAL		153,700	18,661

MIDDLE EAST AND AFRICA
Egypt	67.0%	2,581	1,729
Kenya	35.0%	1,186	415
South Africa	35.0%	8,518	2,981
TOTAL		12,285	5,125

GROUP TOTAL		313,962	125,261

(1)                                  All ownership percentages are stated as at September 30, 2003 and exclude options, warrants or other rights or obligations of the Company to increase or decrease ownership in any venture. Ownership interests have been rounded to the nearest tenth of one percent.

(2)                                  The Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network interests of approximately 98.5% at September 30, 2003. In the absence of acquired interests, this proportionate ownership will vary slightly from period to period dependent on the underlying mix of net additions across each of these networks.

(3)                                  Active customers are defined as customers who have made or received a chargeable event in the last three months or, where information is not available, defined as customers who have made a chargeable event in the last three months

SIGNIFICANT TRANSACTIONS AND OTHER DEVELOPMENTS

Effective September 1, 2003, Luc Vandevelde, Chairman of Marks & Spencer plc and Executive Chairman of Change Capital Partners, accepted an invitation to join the Board of Directors.

The Group undertook the following significant transactions in the six months to September 30, 2003:

Acquisitions

The Group increased its interests in a number of subsidiary companies in the period. These were:

	% interest at March 31, 2003	% interest at September 30, 2003
Vodafone Portugal	94.4	100.0
Vodafone Netherlands	97.2	99.8
Vodafone Greece	64.0	65.4
Vodafone Malta	80.0	100.0
Vodafone Albania	82.4	83.0
Vodafone Hungary	83.8	87.9
Vodafone Egypt	60.0	67.0

On September 19, 2003, the Company’s £155 million cash offer for the UK service provider Project Telecom plc was declared unconditional.

On September 22, 2003, the Company’s wholly owned subsidiary, Vodafone UK, completed the acquisition of the Singlepoint Group for a cash consideration of £417 million.

Disposals

The Group completed the disposals of its interests in its Indian and Mexican associates, RPG Cellular and Grupo Iusacell respectively, during the period.

SUBSEQUENT EVENTS

On October 14, 2003, the Group and Vivendi Universal (“Vivendi”) announced a number of agreements in principle designed to further improve the performance of Cegetel Groupe (“Cegetel”) and optimize the cash flows between Cegetel and its shareholders. These agreements cover:

•                      increased co-operation in relation to the development and roll out of new products and services, including Vodafone live!, and operational synergies, including procurement;

•                      the simplification of the legal structure of Cegetel;

•                      the payment of quarterly dividends and the ability for Vivendi to access up to €250 million through a cash pooling agreement as advances on quarterly dividends payable; and,

•                      the merger of Cegetel’s fixed line business with Télécom Développement.

Vodafone live! was launched by two of the Group’s associated undertakings, Société Française du Radiotéléphone (“SFR”) on October 29, 2003 and Swisscom Mobile on November 13, 2003.

A new Partner Network Agreement was announced with M1 in Singapore on November 3, 2003, being the first Vodafone partner in this region.

On November 14, 2003 Japan Telecom Holdings Co., Ltd. completed the disposal of its fixed line business.

On November 24, 2003 a Vodafone live! license agreement was announced with Proximus, the leading mobile operator in Belgium and an associated undertaking of the Company.

On November 26, 2003 the Group announced its agreement to acquire a further 9.433% stake in Vodafone Greece.  This transaction was settled on December 1, 2003.  As a result of this transaction, Vodafone’s effective shareholding in Vodafone Greece increased from 65.362% to 74.795%.  On December 3, 2003, the Group acquired further Vodafone Greece shares by market purchase, taking the Group's effective shareholding to approximately 77.503%.  On December 4, 2003, further market purchases were made, taking Vodafone's effective ownership to approximately 80.769%.

On December 2, 2003, the Group announced its decision to de-list from the Frankfurt Stock Exchange.

On December 4, 2003, the Group made a bond issuance of £250 million.  Details can be found under “Liquidity and Capital Resources”.

OTHER BUSINESS DEVELOPMENTS

Global Services

The Group’s vision is to be the world’s mobile communications leader. A major focus of the Group’s strategy is to offer innovative services within Vodafone-branded, end-to-end customer propositions which utilize the Group’s global footprint and global brand to offer customers a unique mobile experience with seamless international services.

To achieve this objective requires a highly focused, increasingly integrated and operationally efficient business providing the best products and services across the greatest number of markets. As a result, the Group established two new central functions in July 2003, Group Marketing and Group Technology and Business Integration.

Group Marketing

Group Marketing provides leadership and co-ordination across the full range of marketing and commercial activities including product, content, brand management and development, Partner Networks and global accounts. These activities include the design and rollout of segmented service propositions to consumer and business customers such as Vodafone live! and the Group’s business offerings.

Vodafone live!

Vodafone live!, which was launched across Europe in October 2002, is the Group’s first global offering aimed at specific market segments. Vodafone live! customers can take and send picture messages, download and play the latest mobile games and polyphonic ringtones, send and receive voice, text and emails, instant message with friends and gain access to certain information services. Since launch, the Group has connected more than 3 million active Vodafone live! customers across the 15 countries in which the service is now available.

The range of services available on Vodafone live! continues to be improved, integrating the most up to date services and technologies as well as broadening the range of handsets available. During the period, video and audio streaming services, on existing 2.5G technology, were launched in Italy, Germany, Portugal and the Netherlands.

The Group has recently acquired the mobile rights in 12 countries for the UEFA Champions League for the three successive seasons ending in 2005/6 and announced exclusive agreements with Eidos, for content based on the highly successful Tomb Raider series, and THQ, for ‘The Simpsons’ branded content. Games downloads, picture messaging and other content services are proving particularly popular and generating extra revenue.

On October 29, 2003, SFR, the Group’s French associated undertaking, launched Vodafone live!, and on November 13, 2003, Swisscom Mobile launched this service in Switzerland.

With the rebranding of J-Phone Vodafone to the single Vodafone brand on October 1, 2003, Vodafone Japan’s J-Sky service, which had 12.6 million customers at September 30, 2003, has been rebranded as Vodafone live!.

Business services

Vodafone Mobile Connect Card, a high speed data card enabling customers to access their normal business applications when out of the office, is aimed at all business users, from large corporate customers to those in the small and medium sized enterprise sector, and is marketed and sold by the Group as well as partner channels for leading personal computer brands. By September 30, 2003, the Group had 127,000 active Vodafone Mobile Connect Card customers. An upgraded card, incorporating Wireless LAN technology, is expected to be launched by the beginning of 2004 and a 3G capable card in due course.

On August 1, 2003, the Group and Verizon Wireless announced their intention to develop a dual branded “Verizon Vodafone” laptop data card service. The data card will be based on the Vodafone Mobile Connect Card, which Verizon Wireless will develop and market under license from Vodafone. The service will enable Verizon Wireless and Vodafone business customers to seamlessly access their e-mail, the Internet and corporate applications on their laptops within Vodafone’s territories and Verizon Wireless’ network in the US, with customers experiencing the same service environment when travelling abroad.

During the period, the Group commenced rollout of Vodafone Wireless Office across its controlled networks. Vodafone Wireless Office is a single handset solution delivering all telephony needs, removing the need for fixed line phones. The service enables corporate customers to work away from the office, manage priority calls and utilize services such as SMS and Voicemail, creating opportunities to work more flexibly and improve productivity.

On November 3, 2003, the Group announced the launch of its global Blackberry from Vodafone offering, which delivers phone, email, SMS, browser and organizer functions in a single mobile device.

Brand

The strength of the Vodafone brand continues to improve, with brand awareness and preference continuing to grow in countries where it has been launched. The Group’s continued sponsorship of Manchester United Football Club and the Ferrari Formula 1 team, supported by individual sponsorship contracts and combined with the continued brand rollout and other marketing communications programs, have significantly improved awareness and perception of the brand.

Migration to the single Vodafone brand in the Group’s subsidiary companies has been completed, with Vodafone Omnitel in Italy and J-Phone Vodafone in Japan migrating to the single brand in May 2003 and October 2003 respectively. A consistently implemented brand across the Group’s markets greatly assisted the execution of the Vodafone live! campaign, with Vodafone live! itself contributing significantly to the brand in terms of brand equity and positioning.

Partner Network Strategy

The Group’s Partner Network strategy is becoming increasingly successful in enabling the Group to implement its global services in new territories, extend its brand reach into new markets and create additional revenue without the need for equity investment.

The Group now has Partner Network Agreements covering 10 countries, an increase of three countries from March 31, 2003. In the period, agreements have been signed with Og-Vodafone (formerly Islandssimi hf), in Iceland and Bitė GSM in Lithuania. In addition, since September 30, 2003, an agreement has been signed with M1 in Singapore.

Other business initiatives

On October 13, 2003, the Group announced with Microsoft an intention to use mobile SIM based authentication and billing to help create open Web services standards that will enable new business opportunities for application developers and mobile network operators and deliver new integrated services for customers across fixed and mobile networks.

On October 22, 2003, the Group announced a joint initiative with Oracle to offer enterprise customers integrated mobility solutions enabling mobile access to business systems.

Group Technology and Business Integration

Group Technology and Business Integration underpins the Group strategy by providing underlying terminal and platform technologies on a global basis.

Technology

A key focus of Group Technology activities in the current period has been the management and control of Group wide projects in relation to the continued rollout and enhancement of Vodafone live! and the Group’s business offerings. This work spans the continued development of technical specifications, creation and management of global contracts with suppliers as well as testing of terminals.

Together Vodafone live! and the Group’s business offerings lay the foundations for the Group’s next stage of growth, through creating demand for new data services. Both currently use 2.5G technology and will be upgraded in due course to 3G technology to enable faster download speeds and improved quality, which in turn will enhance customer experience and productivity.

The Group expects to commence friendly user trials shortly and then to start offering some 3G-powered services around the beginning of the next financial year when the first commercially viable handsets are expected to become available. The Group currently anticipates significant volumes of commercially viable handsets to become available from the middle of the next financial year.

Business Integration

Following the successful Vodafone brand migration and the creation of Group wide product platforms such as Vodafone live! and Vodafone Mobile Connect Card, the Group is now entering the phase of creating Group wide business processes.

The Group’s business integration program is named “One Vodafone” and its focus is to further leverage the scale and scope of the Vodafone footprint.

A first set of initiatives covering key areas of the business such as network development and operations, information technology and supply chain management is underway to identify business integration opportunities. In parallel, the development of future operating models for these areas should create the necessary structures for realizing opportunities to build operational excellence across the Group. This program should enable the Group to improve its time-to-market for new products and its strategic cost position.

LEGAL PROCEEDINGS

Save as disclosed below, the Company and its subsidiaries are not involved in any legal or arbitration proceedings (including any governmental proceedings which are pending or known to be contemplated) which are expected to have, or have had in the twelve months preceding the date of this report, a significant effect on the financial position or profitability of the Company and its subsidiaries.

The Company is a defendant in four actions in the United States alleging personal injury, including brain cancer, from mobile phone use. In each case, various other carriers and mobile phone manufacturers are also named as defendants.  These actions are at an early stage and no accurate quantification on any losses which may arise out of the claims can therefore be made as at the date of this report. The Company is not aware that the health risk alleged in such personal injury claims have been substantiated and will be vigorously defending such claims.

Between September 18 and November 29, 2002, nine complaints were filed in the United States District Court for the Southern District of New York against the Company and Lord MacLaurin, the Chairman of the Company and Sir Christopher Gent, Julian Horn-Smith and Ken Hydon, executive officers of the Company. The Court subsequently consolidated these actions and designated lead plaintiffs and lead plaintiffs’ counsel. The plaintiffs filed a consolidated class action complaint on June 6, 2003 which alleged, among other things, that certain public statements made by or attributed to the defendants and the timing of the Company’s decision to write down the value of goodwill and certain impaired assets in the financial year ended March 31, 2002 violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The complaints sought, among other things, unspecified damages on behalf of the purchasers of the Company’s securities during the period between March 7, 2001 and May 28, 2002. On October 9, 2003 the Court ordered that the complaint be dismissed, with leave for the plaintiffs to re-plead. On November 10, 2003 the plaintiffs filed a second consolidated amended class action complaint, which contains allegations and claims which are substantially similar to those in the original complaint and it adds allegations that certain other statements by one or more of the defendants were materially false or misleading and in violation of the United States Federal Securities laws. The new complaint no longer includes Lord MacLaurin as a defendant. The defendants intend to defend the action vigorously.

REGULATION

The Group’s operating companies are generally subject to regulation governing the operation of their business activities. Such regulation generally takes the form of industry-specific laws and regulations covering telecommunications services and general competition (anti-trust) law applicable to all activities. Some regulation implements commitments made by certain governments under the Basic Telecommunications Accord of the World Trade Organisation (“WTO”) to facilitate market entry and establish regulatory frameworks. The following section describes recent developments in the regulatory framework in selected countries in which the Group has significant interests and should be read in conjunction with the information contained under “Regulation” on pages 18 to 20 of the Group’s Annual Report & Accounts for the year ended March 31, 2003.

EU

The Member States of the European Union (“EU”) were expected to implement the new regulatory framework for the communications sector, which was adopted in 2002, in July 2003. To date eight of the fifteen Member States have done so.

Under this framework, all the National Regulatory Authorities (“NRAs”) are required to conduct market reviews for mobile call origination and access, mobile call termination and international roaming. To date only the UK has done so for mobile call origination and access and mobile call termination although consultations are underway or anticipated during 2004 in other EU markets.

Mobile call termination rates continue to come under pressure in European markets. In France call termination rates will fall by 12.5% in early 2004 as a result of a pre-existing regulatory ruling with further discussions to be held during 2004. In Italy termination rates are to fall by a further 10% in June 2004. In October 2003 the Spanish NRA required a reduction of 7%. In Portugal the NRA required a reduction in rates of 7% for the period from 1st October 2003 to the end of the year and further similar reductions are anticipated thereafter.  Discussions are also underway in other markets including in the Netherlands and Greece. The Swedish NRA is pursuing its modelling of the costs of mobile call termination with a decision expected in the first half of 2004.

The European Commission is continuing its sectoral enquiry into roaming charges. The Commission has said it is seeking evidence of collusion and/or excessive prices.

United Kingdom

In the United Kingdom, the Office of Communications (“OFCOM”) which will replace the Office of Telecommunications (“Oftel”) from December 2003, is consulting on proposals for carrying forward its regulation of mobile call termination in accordance with the finding of the Competition Commission, following an unsuccessful judicial review of the finding of the Competition Commission sought by Vodafone UK, Orange and T-Mobile. Following its review of the mobile call origination and access market Oftel has lifted the existing significant market power obligations on Vodafone (including the requirement to offer indirect access) in this market.

OFCOM is currently consulting on certain aspects of spectrum trading, including proposals that certain mobile frequencies be tradable from 2007.

The United Kingdom Government has introduced a law making it a specific offence for drivers to use any hand-held mobile phone or similar devices in the UK from December 1, 2003.

Northern Europe

The French Government has initiated a consultation concerning the terms under which the 2G licenses of SFR (and Orange) shall be renewed. SFR has submitted comments and discussions are ongoing. The license expires in March 2006.

Southern Europe

The Spanish competition authority continues to investigate allegations of price squeezing in the corporate market and excessive call termination charges.

In October 2003, Vodafone Portugal submitted a request for the renewal of its 2G licence which expires in October 2006.

In Hungary, an investigation into alleged collusion in setting mobile termination rates has concluded that interconnect agreements may distort competition. Vodafone Hungary has filed an appeal to that finding.

Americas

From November 24, 2003, the FCC required US mobile operators to provide end user customers with the ability to retain their telephone numbers, when switching from one telecommunications carrier to another within the same local service area. To date, the FCC’s new rules have been upheld following several legal challenges by wireless industry groups.

The FCC has also adopted significant changes in spectrum policy.  Effective January 26, 2004, FCC rules will allow certain spectrum licensees to enter into leasing arrangements with third parties.  In addition, in November 2003, the FCC adopted licensing and flexible service rules of spectrum at 1.7 GHz and 2.1 GHz, which the FCC is expected to license via auction sometime in late 2004 or 2005.

Asia Pacific

In November 2002, the Japanese competition authority conducted unannounced inspections of a number of Vodafone Japan offices in Japan in connection with alleged resale price maintenance in breach of the Japanese Anti-Monopoly Act. As a result of this the Japanese competition authority has required that corrective advertising be issued by Vodafone Japan to notify its agents, retailers and consumers of measures taken in relation to this issue.

The Japanese regulator has required changes to be made to the charging structure and prices for calls from non-dominant fixed line operators to Japanese mobile networks from July 2003 and it is proposed that from April 2004 “override arrangements” be implemented which would allow NTT fixed line customers to call mobile networks at reduced rates.

Middle East and Africa

South Africa plans to introduce new communications convergence legislation in 2004. Discussions continue on the permanent allocation of 1800MHz spectrum to Vodacom. The industry is drafting an information communication technologies (“ICT”) Black Economic Empowerment Charter.

US GAAP RECONCILIATION

The principal differences between US GAAP and UK GAAP, as they relate to the unaudited interim consolidated financial statements, are the use of equity accounting under US GAAP for a subsidiary undertaking which is fully consolidated under UK GAAP, the timing of recognition of connection revenues and expenses, methods of accounting for acquisitions completed before March 31, 1998, the determination of the fair value of the share consideration as a component of the purchase price of acquisitions, the capitalization and amortization of goodwill and intangible assets, the capitalization of interest, the treatment of deferred taxation on intangible assets, share options expense and the treatment of dividends declared or proposed after the period end by the Board of Directors. A more complete explanation of the differences between UK and US GAAP that are material to the Group can be found on pages 125 to 128 of the Annual Report & Accounts and Form 20-F for the year ended March 31, 2003.

In the period to September 30, 2003, revenues from continuing operations under US GAAP were £12,933 million compared with total revenues under UK GAAP of £16,899 million for the same period. The difference relates to the non-consolidation of a subsidiary, Vodafone Italy, as a result of the existence of significant participating rights of minority shareholders requiring the equity method of accounting to be adopted under US GAAP rather than the full consolidation of results under UK GAAP; the deferral of connection revenues which are required to be recognized over the period a customer is expected to remain connected to the network under US GAAP; and also to the classification of the net results of Japan Telecom as discontinued operations under US GAAP.

Net loss under US GAAP for the six months to September 30, 2003 was £3,161million, compared with a net loss under UK GAAP of £4,254 million for the same period.

The reconciliation of the differences between UK GAAP and US GAAP is provided in Note 9 to the unaudited interim consolidated financial statements.

RECENTLY ISSUED ACCOUNTING STANDARDS

UK Standards

UITF 37, “Purchases and sales of own shares”

In October 2003, the ASB issued UITF 37. UITF 37 is applicable for accounting periods ending on or after December 23, 2003. It addresses the accounting for treasury shares and other holdings of a company’s own shares and requires a company’s holdings of its own shares to be accounted for as a deduction to shareholders’ funds, rather than to be recorded as an asset. It also requires that purchases and sales of a company’s own shares should be shown as changes in shareholders’ funds and profits or losses should not be recognized in respect of dealings in a company’s own shares.

The Group’s balance sheet at September 30, 2003 included £64 million in relation to investments in its own shares. It is anticipated that fixed asset investments and shareholders funds would each decrease by this amount as a result of the reclassification required by this pronouncement.

Application Note to FRS 5, “Reporting the Substance of Transactions”

In November 2003, the ASB issued this application note setting out principles of revenue recognition. It specifically addresses five types of arrangement, which give rise to turnover and have been subject to differing interpretations in practice. The standard is effective immediately for Vodafone. The Group is currently assessing the impact of this standard on its reported financial position and results under UK GAAP.

LIQUIDITY AND CAPITAL RESOURCES

The major sources of Group liquidity over the six month period to September 30, 2003 and the year ended March 31, 2003 have been cash generated from operations, borrowings through issuance in the capital markets, borrowings drawn from committed bank facilities and asset disposals. The Group does not use off-balance sheet special purpose entities as a source of liquidity or for other financing purposes.

The Group’s key sources of liquidity for the foreseeable future are likely to be cash generated from operations and borrowings through issuances in the capital markets as well as committed bank facilities.

Operating cash flows in the six month period ended September 30, 2003 increased by 7% over the comparable period to £6,081million.

	Six months to September 30, 2003 £m (unaudited)	Six months to September 30, 2002 £m (unaudited)	Year ended March 31, 2003 £m (audited)

Net cash inflow from operating activities (Note 7)	6,081	5,676	11,142

Purchase of intangible fixed assets	(2)	(59)	(99)
Purchase of tangible fixed assets	(2,255)	(2,705)	(5,289)
Disposal of tangible fixed assets	53	35	109
Net capital expenditure on intangible and tangible fixed assets	(2,204)	(2,729)	(5,279)

	3,877	2,947	5,863
Dividends received from joint ventures and associated undertakings(1)	805	314	742
Taxation	(283)	(154)	(883)
Interest on group debt(2)	257	(211)	(475)
Dividends from investments	25	19	15
Dividends paid to minority interests	(40)	(37)	(91)
Net cash inflow/(outflow) for returns on investments and servicing of finance	242	(229)	(551)

	4,641	2,878	5,171

Purchase of investments	(26)	(521)	(560)
Disposal of investments	87	559	575
Other capital expenditure and capital investment	27	(77)	(109)
Acquisitions and disposals	(1,059)	(859)	(4,880)
Equity dividends paid	(612)	(511)	(1,052)
Other	22	18	29

	3,080	1,487	(826)

Opening net debt	(13,839)	(12,034)	(12,034)
Premium on repayment of debt	(56)	-	(157)
Translation difference	(95)	(155)	(826)
Other movements	4	5	4

Closing net debt	(10,906)	(10,697)	(13,839)

(1)          Six months ended September 30, 2003 includes £324 million (2002: £250 million) from Verizon Wireless and £370 million (2002: £nil) from the Group’s direct and indirect interests in Cegetel and SFR.

(2)          Six months ended September 30, 2003 includes £572 million (2002: £60 million) of cash receipts from the closure of financial instruments related to interest rate management activities, including those in connection with bond repurchases in subsidiaries.

The Group also invested a net £997 million in merger and acquisition activities in the period and an analysis of the significant transactions is shown below:

Impact on net debt £ million
Significant stake increases in subsidiary companies:
Vodafone Portugal from 94.4% to 100% including £0.3 billion to settle consideration payable in relation to the public offer in the previous financial year	410
Vodafone Netherlands from 97.2% to 99.8%	142

Other:
The Singlepoint Group	417
Other acquisitions	133
Disposal of subsidiary and associated undertakings and trade investments	(105)

997

Group consolidated net debt at September 30, 2003 decreased to £10,906 million, from £13,839 million at March 31, 2003, as a result of the significant level of cash flow generated and after merger and acquisition activity, Group dividend payments of £612 million and £95 million of foreign exchange movements. This represented approximately 13% of the Group’s market capitalization at September 30, 2003 compared with 18% at March 31, 2003. A further analysis of net debt can be found in Note 8 to the unaudited interim consolidated financial statements.

The Group remains committed to maintaining a solid credit profile, as demonstrated by its stable single A credit ratings. On August 21, 2003, Standard & Poor’s re-affirmed the Group’s stable outlook and long term credit ratings at A and short term credit ratings at A1. On March 7, 2003, Moody’s affirmed the Group’s stable outlook and long term credit ratings at A2 and short term credit ratings at P1. Fitch re-affirmed Vodafone’s stable outlook and long term credit ratings at A and short term credit ratings at F1 on October 16, 2002.

The Group’s credit ratings enable it to have access to a wide range of debt finance, including commercial paper, bonds and committed bank facilities. The Group currently has US and euro commercial paper programs of $15 billion and £5 billion, respectively, which are used to meet short-term liquidity requirements. The commercial paper facilities are supported by $10.4 billion of committed bank facilities, which replace the Group’s previous $11.025 billion committed bank facility. The facilities are comprised of a $5.5 billion revolving credit facility, which matures in June 2004 but can be extended for one year, and a $4.9 billion revolving credit facility which matures in June 2006. As at September 30, 2003 no amounts had been drawn under either facility. The Group also has a ¥225 billion committed bank facility which was fully drawn on September 30, 2003 and matures in January 2007. At September 30, 2003, the Group had approximately £13.4 billion (pounds sterling equivalent) of capital market debt in issue, with maturity dates from October 2003 to January 2032 and £2.1 billion (pounds sterling equivalent) of term funding, including the ¥225 billion bank facility.

The following table sets out a summary of the committed bank facilities currently available to the Group.

Committed Bank Facilities

Amounts drawn

November 29, 2001

¥225 billion term credit facility, maturing January 15, 2007, entered into by J-Phone Finance Co., Ltd.

The term credit facility was drawn down in full on October 15, 2002. The facility is available for general corporate purposes, although amounts drawn must be on-lent to the Company.

June 26, 2003

$5.5 billion 364-day revolving credit facility, maturing June 25, 2004 with an option to extend for one year.	No drawings have been made against this facility. The facility supports the Group’s commercial paper programs and may be drawn down for other purposes.

June 26, 2003

$4.9 billion revolving credit facility, maturing June 26, 2006.	No drawings have been made against this facility. The facility supports the Group’s commercial paper programs and may be drawn down for other purposes.

Under the terms and conditions of the $5.5 billion and $4.9 billion bank facilities, lenders would have the right, but not the obligation, to cancel their commitment and have outstanding advances repaid no sooner than 30 days after notification of a change of control of the Company. The facility agreements provide for certain structural changes that do not affect the obligations of the Company to be specifically excluded from the definition of a change of control. This is in addition to the rights of lenders to cancel their commitment if the Company has committed an event of default.

Substantially the same terms and conditions apply in the case of J-Phone Finance Co., Ltd’s ¥225 billion term credit facility, although the change of control provision is applicable to any guarantor of borrowings under the term credit facility. As of September 30, 2003, the Company was the sole guarantor.

In addition, as at September 30, 2003, Japan Telecom and J-Phone had fully drawn bilateral facilities totalling ¥27,637 million (£149 million) and ¥17,750 million (£96 million), respectively. These bilateral bank facilities expire at various dates until January 2007.  The ¥27,637 million facility was repaid on October 1, 2003 due to the disposal of Japan Telecom.

Furthermore, certain of the Group’s subsidiary undertakings have committed facilities that may only be used to fund their operations. Vodafone Egypt Telecommunications Company SAE has a partly drawn syndicated bank facility of EGP2.4 billion (£235 million) that expires in 2007 and V.R.A.M. Telecommunications Company Limited in Hungary has a partly drawn amortizing syndicated bank facility of €350 million (£245 million) that expires in 2008. In aggregate, the Group has committed facilities of approximately £8,185 million, of which £6,352 million was undrawn at September 30, 2003.

Bond issues

The following bonds were issued by the Company in the six month period to September 30, 2003.

April 10, 2003
$500m 5.375% bond with maturity January 30, 2015
€500m 5.125% bond with maturity April 10, 2015
€250m 4.625% bond with maturity January 31, 2008

June 4, 2003
£150m 6.25% bond with maturity July 10, 2008
€750m 5.0% bond with maturity June 4, 2018

June 26, 2003
$500m 4.625% bond with maturity July 15, 2018

September 22, 2003
$1,000m 5.0% bond with maturity December 16, 2013

Subsequent to the end of the period the following bond was issued by the Company.

December 4, 2003
£250m 5.625% bond with maturity December 4, 2025

In addition the following bonds, issued by Vodafone Americas Inc., were repurchased by tender and cancelled on April 22, 2003.

Bond repurchases

$137.8m of $200m 6.35% bond with maturity 2005
$182.3m of $400m 7.50% bond with maturity 2006
$249.8m of $500m 6.65% bond with maturity 2008
DEM 308.4m of DEM 400m 5.50% bond with maturity 2008

The Group believes that it has sufficient funding for its present and expected working capital requirements.

Contractual obligations

Please see “Operating and Financial Review and Prospects – Liquidity and Capital Resources” in the Group’s Annual Report & Accounts and Form 20-F for a description of the Group’s contractual obligations as of March 31, 2003. In the six month period ended September 30, 2003 the Group issued and repurchased bonds as described above. In addition, the call options granted to Antenna Hungaria RT with respect to interests in Vodafone Hungary, as detailed on page 45 of the Group’s Annual Report & Accounts and Form 20-F for the year ended March 31, 2003, have expired unexercised.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Group’s treasury function provides a centralized service to the Group for funding, bank relationship management, investment management, foreign exchange, interest rate management and counterparty risk management. Treasury operations are conducted within a framework of policies and guidelines authorized and reviewed annually by the Company’s Board of directors. The Group accounting function provides regular update reports of treasury activity to the Board of directors. The Group uses a number of derivative instruments that are transacted, for risk management purposes, by specialist treasury personnel. The internal control environment is reviewed regularly by the Group’s internal and external auditors. There has been no significant change during the financial year, or since the end of the year, to the types of financial risks faced by the Group or the Group’s approach to the management of those risks.

Funding and liquidity

The Group’s policy is to borrow centrally, using a mixture of long term and short term capital market issues and borrowing facilities, to meet anticipated funding requirements. These borrowings, together with cash generated from operations, are lent or contributed as equity to some subsidiaries. The Board of directors has approved three debt protection ratios, being: net interest to operating cash flow (plus dividends from associated undertakings); retained cash flow (operating cash flow plus dividends from associated undertakings less interest, tax, dividends to minorities and equity dividends) to net debt; and operating cash flow (plus dividends from associated undertakings) to net debt. For each of these ratios, net debt includes financial guarantees and redeemable preference shares.

These internal ratios establish levels of debt which the Group should not exceed other than for relatively short periods of time and are shared with Moody’s, Standard and Poor’s and Fitch.

Interest rate management

The Group’s main interest rate exposures are to euro and yen and, to a lesser extent, dollar and sterling interest rates. Under the Group’s interest rate management policy, approved by the Board, interest rates on monetary assets and liabilities are maintained on a floating rate basis, unless the forecast interest charge for the next eighteen months is material in relation to forecast results in which case interest rates are fixed. In addition, fixing may be undertaken for longer periods when interest rates are statistically low.

Therefore, the term structure of interest rates is managed within limits approved by the Board, using derivative financial instruments such as swaps, futures, options and forward rate agreements. At September 30, 2003, 44% (September 30, 2002: 38%) of the Group’s gross financial liabilities were fixed for one year. Based on all interest rate sensitive instruments, a one hundred basis point rise in market interest rates for all currencies in which the Group had borrowings at September 30, 2003 would affect profit before taxation by approximately £38 million. The interest rate management policy has remained unaffected by the acquisitions completed during the financial year.

Foreign exchange management

The Group’s policy is not to hedge its international assets with respect to foreign currency balance sheet translation exposure, since net tangible assets represent a small proportion of the market value of the Group and international operations provide risk diversity. However, 97% of net borrowings were denominated in currencies other than sterling (56% euro, 30% yen, 10% USD and 1% others) in anticipation of cash flows from profitable international operations and this provides a partial hedge against profit and loss account translation exposure. A relative weakening in the value of sterling against certain currencies of countries where the Group operates has resulted in a currency translation adjustment of £852 million credit to Group reserves in the period ended September 30, 2003 (September 30, 2002: £199 million).

Foreign currency exposures on known future transactions are hedged, including those resulting from the repatriation of international dividends and loans above a certain de-minimus level. Forward foreign exchange contracts are the derivative instrument most used for this purpose.

A 10% strengthening of sterling against all currencies in which the Group’s international net earnings are denominated would reduce the total Group operating loss for the period ended September 30, 2003 by £190 million (September 30, 2002: £248 million).

Counterparty risk management

Cash deposits and other financial instrument transactions give rise to credit risks on the amounts due from counterparties. The Group regularly monitors these risks and the credit ratings of its counterparties and, by policy, limits the daily settlement and aggregate credit risk it may have with one counterparty. While the Group may be exposed to credit losses in the event of non-performance by these counterparties, it considers the possibility of material loss to be limited due to these control procedures.

TREND INFORMATION

Please see “Forward-Looking Statements” and “Presentation of Information”.

For the year ending March 31, 2004

The Group expects full year organic growth in average proportionate mobile customers to exceed 10%.

Total capitalized fixed asset additions are expected to be around £5 billion this year, resulting in a continued improvement in tangible fixed asset additions as a percentage of turnover from the Group’s mobile business.

For the year ending March 31, 2005

Next year, on an organic basis, the Group anticipates high single-digit average proportionate mobile customer growth.

Capitalized fixed asset additions are expected to remain at around £5 billion, similar to the 2004 financial year.

FINANCIAL STATEMENTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE SIX MONTHS TO SEPTEMBER 30, 2003

	Six months to September 30, 2003 £m (unaudited)	Six months to September 30, 2002 £m (unaudited)	Year ended March 31, 2003 £m (audited)
Turnover: Group and share of joint ventures and associated undertakings
- Continuing operations	21,198	18,220	37,324
- Discontinued operations	818	969	1,828
	22,016	19,189	39,152

Less: Share of joint ventures and associated undertakings	(5,117)	(4,291)	(8,777)
	16,899	14,898	30,375

Turnover (Note 2)
- Continuing operations	16,081	13,929	28,547
- Discontinued operations	818	969	1,828
	16,899	14,898	30,375

Operating (loss)/profit
- Continuing operations	(1,907)	(2,237)	(5,052)
- Discontinued operations	66	74	(243)
	(1,841)	(2,163)	(5,295)

Share of operating profit/(loss) in joint ventures and associated undertakings
- Continuing operations	263	(34)	(156)

Total Group operating loss (Note 2)	(1,578)	(2,197)	(5,451)

Exceptional non-operating items (Note 4)	(58)	267	(5)

Loss on ordinary activities before interest	(1,636)	(1,930)	(5,456)

Net interest payable and similar items	(356)	(390)	(752)

- Group	(251)	(239)	(457)
- Share of joint ventures and associated undertakings	(105)	(151)	(295)

Loss on ordinary activities before taxation	(1,992)	(2,320)	(6,208)

Tax on loss on ordinary activities (Note 5)	(1,792)	(1,602)	(2,956)

Loss on ordinary activities after taxation	(3,784)	(3,922)	(9,164)

Minority interests (including non-equity minority interests)	(470)	(414)	(655)

Loss for the financial period	(4,254)	(4,336)	(9,819)

Equity dividends	(650)	(542)	(1,154)

Retained loss for the Group and its share of joint ventures and associated undertakings	(4,904)	(4,878)	(10,973)

Basic and diluted loss per share (Note 6)	(6.24)p	(6.36)p	(14.41)p

Dividend per share	0.9535p	0.7946p	1.6929p

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET

AS AT SEPTEMBER 30, 2003

	September 30, 2003 £m (unaudited)	September 30, 2002 £m (unaudited)	March 31, 2003 £m (audited)

Fixed assets
Intangible assets	103,815	103,190	108,085
Tangible assets	19,622	18,573	19,574
Investments	25,289	26,303	27,030

- Investments in associated undertakings	24,204	24,757	25,825
- Other investments	1,085	1,546	1,205

	148,726	148,066	154,689
Current assets
Stocks	437	318	365
Debtors	7,186	6,450	7,460
Investments	1,417	2,698	291
Cash at bank and in hand	3,228	117	475

	12,268	9,583	8,591

Creditors: amounts falling due within one year	(14,776)	(13,434)	(14,293)

Net current liabilities	(2,508)	(3,851)	(5,702)

Total assets less current liabilities	146,218	144,215	148,987

Creditors: amounts falling due after more than one year	(14,653)	(12,179)	(13,757)

Provisions for liabilities and charges	(3,763)	(3,050)	(3,696)

	127,802	128,986	131,534

Capital and reserves
Called up share capital	4,277	4,275	4,275
Share premium account	52,094	52,060	52,073
Merger reserve	98,927	98,927	98,927
Other reserve	793	877	843
Profit and loss account	(31,450)	(30,227)	(27,447)

Total equity shareholders’ funds	124,641	125,912	128,671

Equity minority interests	2,194	2,054	1,848
Non-equity minority interests	967	1,020	1,015

	127,802	128,986	131,534

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED CASH FLOW

FOR THE SIX MONTHS TO SEPTEMBER 30, 2003

	Six months to September 30, 2003 £m (unaudited)	Six months to September 30, 2002 £m (unaudited)	Year ended March 31, 2003 £m (audited)

Net cash inflow from operating activities (Note 7)	6,081	5,676	11,142
Dividends received from joint ventures and associated undertakings	805	314	742
Net cash inflow/(outflow) for returns on investments and servicing of finance	242	(229)	(551)

Taxation	(283)	(154)	(883)

Net cash outflow for capital expenditure and financial investment	(2,116)	(2,768)	(5,373)
- Purchase of intangible fixed assets	(2)	(59)	(99)
- Purchase of tangible fixed assets	(2,255)	(2,705)	(5,289)
- Disposal of tangible fixed assets	53	35	109
- Purchase of investments	(26)	(521)	(560)
- Disposal of investments	87	559	575
- Other	27	(77)	(109)

Net cash outflow for acquisitions and disposals	(1,059)	(859)	(4,880)
- Purchase of interests in subsidiary undertakings	(1,074)	(990)	(3,519)
- Net (overdrafts)/cash acquired with subsidiary undertakings	(1)	16	11
- Purchase of interests in joint ventures and associated undertakings	(2)	(12)	(1,491)
- Disposal of interests in subsidiary undertakings	9	127	125
- Other	9	-	(6)

Equity dividends paid	(612)	(511)	(1,052)

Cash inflow/(outflow) before management of liquid resources and financing	3,058	1,469	(855)

Management of liquid resources	(1,126)	(1,108)	1,384

Net cash inflow/(outflow) from financing	969	(326)	(136)
- Issue of ordinary share capital	22	18	28
- Net issue/(repayment) of debt	947	(344)	(165)
- Issue of shares to minorities	-	-	1

Increase in cash in the period	2,901	35	393

Reconciliation of net cash flow to movement in net debt
Increase in cash in the period	2,901	35	393
Cash (inflow)/outflow from (increase)/decrease in debt	(947)	344	165
Cash outflow/(inflow) from management of liquid resources	1,126	1,108	(1,384)

Decrease/(increase) in net debt resulting from cash flows	3,080	1,487	(826)

Premium on repayment of debt	(56)	-	(157)
Translation difference	(95)	(155)	(826)
Other movements	4	5	4

Decrease/(increase) in net debt in the period	2,933	1,337	(1,805)

Opening net debt	(13,839)	(12,034)	(12,034)

Closing net debt (Note 8)	(10,906)	(10,697)	(13,839)

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE SIX MONTHS TO SEPTEMBER 30, 2002

	Six months to September 30, 2003 £m (unaudited)	Six months to September 30, 2002 £m (unaudited)	Year ended March 31, 2003 £m (audited)

Loss for the financial period
- Group	(4,143)	(3,958)	(9,049)
- Share of joint ventures and associated undertakings	(111)	(378)	(770)
	(4,254)	(4,336)	(9,819)

Currency translation
- Group	1,697	2,148	10,484
- Share of joint ventures and associated undertakings	(845)	(1,949)	(1,445)
	852	199	9,039

Total recognised gains and losses for the period	(3,402)	(4,137)	(780)

MOVEMENT IN EQUITY SHAREHOLDERS’ FUNDS

FOR THE SIX MONTHS TO SEPTEMBER 30, 2003

	Six months to September 30, 2003 £m (unaudited)	Six months to September 30, 2002 £m (unaudited)	Year ended March 31, 2003 £m (audited)

Loss for the financial period	(4,254)	(4,336)	(9,819)
Equity dividends	(650)	(542)	(1,154)
	(4,904)	(4,878)	(10,973)

Currency translation	852	199	9,039
New share capital subscribed	18	18	31
Other	4	-	1

Net movement in equity shareholders’ funds	(4,030)	(4,661)	(1,902)

Opening equity shareholders’ funds	128,671	130,573	130,573

Closing equity shareholders’ funds	124,641	125,912	128,671

The accompanying notes are an integral part of these interim consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO SEPTEMBER 30, 2002

1                                         Basis of preparation

The unaudited interim results have been prepared on a basis consistent with the accounting policies set out on pages 76 to 78 of Vodafone Group Plc’s Annual Report & Accounts and Form 20-F for the year ended March 31, 2003.

The interim consolidated financial statements for the six months ended or as of September 30, 2003 and 2002 included in this document are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for periods presented. All such adjustments are of a normal recurring nature The financial statements for the year ended or as of March 31, 2003 included in this document should be read in conjunction with and are derived from Vodafone Group Plc’s audited consolidated financial statements contained in the Annual Report & Accounts and Form 20-F for the year ended March 31, 2003.

2                                                Segmental and other analyses

The Group’s principal business is the supply of mobile telecommunications services and products. Other operations primarily comprise fixed line telecommunications businesses and, until August 29, 2002, the Vizzavi joint venture.

Restatement

In June 2003, the Group announced changes in the regional structure of its operations. The former Northern Europe and Central Europe regions were combined into a new Northern Europe region, with the exception of the United Kingdom and Ireland that now form their own region. The results below are presented in accordance with the new regional structure.

The results of the Japan Telecom fixed line business, which has been disposed of, are analyzed as discontinued operations and prior periods’ analyses are restated to reflect this business as discontinued.

Analyses of turnover, total Group operating profit/(loss) and profit/(loss) on ordinary activities before interest by geographical region and class of business are as follows:

	Six months to September 30, 2003 £m	Six months to September 30, 2002 £m	Year ended March 31, 2003 £m
Turnover(1)

Mobile telecommunications:
United Kingdom and Ireland	2,528	2,300	4,655
Northern Europe	3,676	2,989	6,177
Southern Europe	4,835	3,877	8,051
Americas	-	5	5
Asia Pacific	4,357	4,126	8,364
Middle East and Africa	157	143	290

	15,553	13,440	27,542

Other operations
Europe	449	441	854
Asia Pacific(2)	897	1,017	1,979

	16,899	14,898	30,375

(1)	The analysis of Group turnover represents turnover of the Company and its subsidiary undertakings and is stated net of inter-company turnover.
(2)

Includes the following amounts in relation to discontinued operations: six months to September 30, 2003: £818 million; six months to September 30, 2002: £969 million; year ended March 31, 2003: £1,828 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO SEPTEMBER 30, 2002

2                                                Segmental and other analyses (continued)

	Six months to September 30, 2003 £m	Six months to September 30, 2002 £m	Year ended March 31, 2003 £m
Operating profit/(loss)

Mobile telecommunications:
United Kingdom and Ireland	533	512	1,073
Northern Europe	(2,489)	(2,253)	(4,827)
Southern Europe	(350)	(811)	(1,842)
Americas	(6)	(19)	(117)
Asia Pacific	385	373	702
Middle East and Africa	52	30	60

	(1,875)	(2,168)	(4,951)

Other operations
Europe	(44)	(55)	(89)
Asia Pacific(1)	78	60	(255)

	(1,841)	(2,163)	(5,295)

Share of operating profit/(loss) in joint ventures and associated undertakings

Mobile telecommunications:
United Kingdom and Ireland	2	-	-
Northern Europe	62	(55)	(126)
Southern Europe	4	-	3
Americas	119	35	(21)
Asia Pacific	1	5	2
Middle East and Africa	73	44	110
	261	29	(32)

Other operations
Europe	3	(57)	(124)
Asia Pacific	(1)	(6)	-

	263	(34)	(156)

Total Group operating loss	(1,578)	(2,197)	(5,451)

(1)

Includes the following amounts in relation to discontinued operations: six months to September 30, 2003: £66 million; six months to September 30, 2002: £74 million; year ended March 31, 2003: £(243) million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO SEPTEMBER 30, 2003

2                                                Segmental and other analyses (continued)

Total Group operating profit / (loss) (before goodwill amortization and exceptional items)	Six months to September 30, 2003 £m	Six months to September 30, 2002 £m	Year ended March 31, 2003 £m

Mobile telecommunications:
United Kingdom and Ireland	685	637	1,326
Northern Europe	1,689	1,311	2,512
Southern Europe	1,729	1,261	2,495
Americas	705	644	1,219
Asia Pacific	736	734	1,421
Middle East and Africa	140	88	197

	5,684	4,675	9,170
Other operations
Europe	(41)	(94)	(138)
Asia Pacific(1)	79	59	149
	5,722	4,640	9,181

Goodwill amortization	(7,651)	(6,837)	(14,056)
Exceptional operating items (Note 3)(2)	351	-	(576)

Total Group operating loss	(1,578)	(2,197)	(5,451)

(1)

Includes the following amounts in relation to discontinued operations: six months to September 30, 2003: £66 million; six months to September 30, 2002: £74 million; year ended March 31, 2003: £162 million.

(2)	Includes the following amounts in relation to discontinued operations: six months to September 30, 2003: £nil; six months to September 30, 2002: £nil; year ended March 31, 2003: £(405) million.

	Six months to September 30, 2003 £m	Six months to September 30, 2002 £m	Year ended March 31, 2003 £m
Exceptional non-operating items (Note 4)

Mobile telecommunications:
United Kingdom and Ireland	-	-	-
Northern Europe	-	268	(1)
Southern Europe	-	(1)	(6)
Americas	13	-	(28)
Asia Pacific	(4)	-	(295)
Middle East and Africa	-	-	1

	9	267	(329)

Other operations
Europe	2	-	348
Asia Pacific(1)	(69)	-	(24)

	(58)	267	(5)

(1)

Includes the following amounts in relation to discontinued operations: six months to September 30, 2003: £(73) million; six months to September 30, 2002: £nil; year ended March 31, 2003: £(25) million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO SEPTEMBER 30, 2003

2                                                Segmental and other analyses (continued)

	Six months to September 30, 2003 £m	Six months to September 30, 2002 £m	Year ended March 31, 2003 £m
Profit/(loss) on ordinary activities before interest

Mobile telecommunications:
United Kingdom and Ireland	535	512	1,073
Northern Europe	(2,427)	(2,040)	(4,954)
Southern Europe	(346)	(812)	(1,845)
Americas	126	16	(166)
Asia Pacific	382	378	409
Middle East and Africa	125	74	171

	(1,605)	(1,872)	(5,312)

Other operations
Europe	(39)	(112)	135
Asia Pacific(1)	8	54	(279)

	(1,636)	(1,930)	(5,456)

(1)

Includes the following amounts in relation to discontinued operations: six months to September 30, 2003: £(7) million; six months to September 30, 2002: £74 million; year ended March 31, 2003: £(268) million.

3                                                Exceptional operating items

	Six months to September 30, 2003 £m	Six months to September 30, 2002 £m	Year ended March 31, 2003 £m

Contribution tax	351	-	-
Impairment of intangible and tangible fixed assets	-	-	(485)
Reorganization costs	-	-	(91)

	351	-	(576)

The exceptional operating income of £351 million comprises expected recoveries and provision releases in relation to a contribution tax levy on Vodafone Italy that is no longer expected to be payable.

4                                                Exceptional non-operating items

	Six months to September 30, 2003 £m	Six months to September 30, 2002 £m	Year ended March 31, 2003 £m

(Loss)/profit on disposal of businesses	(69)	3	22
Amounts written off fixed asset investments	(4)	(4)	(340)
Profit on disposal of fixed asset investments	-	268	255
Profit on disposal of fixed assets	16	-	3
Share of associate (loss)/profit on disposal of investment	(1)	-	55

	(58)	267	(5)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO SEPTEMBER 30, 2002

5                                         Tax on loss on ordinary activities

	Six months to September 30, 2003 £m	Six months to September 30, 2002 £m	Year ended March 31, 2003 £m

United Kingdom corporation tax charge at 30%	152	120	195

Overseas corporation tax
Current tax:
Current year	1,265	996	1,971
Prior year	(144)	-	9
	1,121	996	1,980

Total current tax	1,273	1,116	2,175

Deferred tax – origination of and reversal of timing differences	385	486	818

Tax on loss on ordinary activities	1,658	1,602	2,993

Tax on exceptional items	134	-	(37)

Total tax charge	1,792	1,602	2,956

Parent and subsidiary undertakings	1,559	1,428	2,624
Share of associated undertakings and joint ventures	233	174	332
	1,792	1,602	2,956

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO SEPTEMBER 30, 2002

6                                                Earnings per share

	Six months to September 30, 2003 £m	Six months to September 30, 2002 £m	Year ended March 31, 2003 £m

Weighted average number of shares (millions)	68,191	68,152	68,155

	£m	£m	£m

Loss for basic and diluted loss per share	(4,254)	(4,336)	(9,819)

	Pence per share	Pence per share	Pence per share

Basic and diluted loss per share	(6.24)	(6.36)	(14.41)

	£m	£m	£m
Basic loss per share is stated inclusive of the following items
Goodwill amortization	7,651	6,837	14,056
Exceptional operating items	(351)	-	576
Exceptional non-operating items	58	(267)	5
Tax on exceptional items	134	-	(37)
Share of exceptional items attributable to minority interests	23	-	(139)

	Pence per share	Pence per share	Pence per share

Goodwill amortization	11.22	10.03	20.62
Exceptional operating items	(0.51)	-	0.85
Exceptional non-operating items	0.09	(0.39)	0.01
Tax on exceptional items	0.19	-	(0.05)
Share of exceptional items attributable to minority interests	0.03	-	(0.20)

Diluted loss per share is the same as basic loss per share as it is considered that there are no dilutive potential ordinary shares.

7                                                Reconciliation of operating loss to net cash inflow from operating activities

	Six months to September 30, 2003 £m	Six months to September 30, 2002 £m	Year ended March 31, 2003 £m

Operating loss	(1,841)	(2,163)	(5,295)
Exceptional items	(351)	-	496
Depreciation	2,206	1,892	3,979
Goodwill amortization	6,547	5,767	11,875
Amortization of other intangible fixed assets	22	23	53
Loss on disposal of tangible fixed assets	35	47	109

	6,618	5,566	11,217

Working capital movements	(522)	116	(52)
Payments in respect of exceptional items	(15)	(6)	(23)

Net cash inflow from operating activities	6,081	5,676	11,142

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO SEPTEMBER 30, 2002

8                                         Analysis of net debt

	At April 1, 2003 £m	Cash flow £m	Other non-cash changes and exchange movements £m	At September 30, 2003 £m

Liquid resources	291	1,126	-	1,417

Cash at bank and in hand	475	2,901	(148)	3,228

Debt due within one year (other than bank overdrafts)	(1,323)	917	(1,157)	(1,563)
Debt due after one year	(12,994)	(1,940)	1,161	(13,773)
Finance leases	(288)	76	(3)	(215)

	(14,605)	(947)	1	(15,551)

Net debt	(13,839)	3,080	(147)	(10,906)

Included within net debt are bond issues maturing as follows:

£m

One year or less	1,274
More than one year but not more than two years	1,411
More than two years but not more than five years	3,270
More than five years but not more than ten years	3,947
More than ten years but not more than twenty years	2,316
More than twenty years	1,181

13,399

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO SEPTEMBER 30, 2002

9                                                Summary of differences between UK and US GAAP

The unaudited interim results have been prepared in accordance with UK Generally Accepted Accounting Principles (“UK GAAP”), which differ in certain significant respects from US Generally Accepted Accounting Principles (“US GAAP”). Unless otherwise provided below, a description of the relevant accounting principles which differ materially is provided within Vodafone Group Plc’s Annual Report & Accounts and Form 20-F for the year ended March 31, 2003. The effects of these differing accounting principles are as follows:

	Six months to September 30, 2003 £m	Six months to September 30, 2002 £m as restated(1)	Year ended March 31, 2003 £m as restated(1)
	(unaudited)	(unaudited)	(audited)

Revenues from continuing operations in accordance with UK GAAP	16,081	13,929	28,547

Items decreasing revenues:
Non-consolidated subsidiaries	(2,612)	(2,101)	(4,371)
Deferral of connection revenues	(536)	(831)	(1,760)

Revenues from continuing operations in accordance with US GAAP	12,933	10,997	22,416

Net loss in accordance with UK GAAP	(4,254)	(4,336)	(9,819)

Items (increasing)/decreasing net loss:
Goodwill and other intangibles amortization	(3,116)	(2,868)	(5,487)
Investments accounted for under the equity method	789	213	289
Exceptional items(2)	(253)	-	270
Connection income	12	9	16
Capitalized interest	223	237	408
Income taxes	3,426	2,608	5,320
Other	12	(37)	(52)

Net loss in accordance with US GAAP	(3,161)	(4,174)	(9,055)

US GAAP basic and diluted loss per ordinary share	(4.64)p	(6.12)p	(13.29)p

Shareholders’ equity in accordance with UK GAAP	124,641	125,912	128,671

Items increasing/(decreasing) shareholders’ equity:
Goodwill and other intangibles – net of amortization	49,156	50,123	51,144
Investments accounted for under the equity method	5,581	4,551	4,630
Exceptional items(2)	-	-	270
Connection income	(72)	(91)	(84)
Capitalized interest	1,296	989	1,073
Deferred tax	(42,988)	(45,345)	(45,446)
Proposed dividends	650	542	612
Other	19	(532)	(434)

Shareholders’ equity in accordance with US GAAP	138,283	136,149	140,436

Total assets in accordance with UK GAAP	160,994	157,649	163,280

Items increasing/(decreasing) shareholders’ equity:
Goodwill and other intangibles – net of amortization	49,156	50,123	51,144
Investments accounted for under the equity method	2,180	1,586	1,849
Exceptional items(2)	-	-	270
Connection costs	4,335	3,035	4,179
Capitalized interest	1,296	989	1,073
Deferred tax	-	38	45
Other	(86)	(522)	(428)

Total assets in accordance with US GAAP	217,875	212,898	221,412

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO SEPTEMBER 30, 2003

9                                                Summary of differences between UK and US GAAP (continued)

(1)	The reconciliations of net loss, shareholders’ equity and total assets for the six months ended September 30, 2002 have been restated to reflect two reclassifications.

The first reclassification is detailed on page 123 of Vodafone Group Plc’s Annual Report & Accounts and Form 20-F for the year ended March 31, 2003 and had no impact on the Group’s previously reported net income or shareholders’ equity under US GAAP. In the six months ended September 30, 2002, this restatement had the effect of increasing goodwill and other intangibles amortization by £188 million, decreasing the net credit in relation to income taxes by £25 million and increasing the net profit from investments accounted for under the equity method by £213 million. As at September 30, 2002, this restatement had the effect of reducing goodwill and other intangibles, net of amortization by £4,419 million, increasing the net liability in relation to income taxes by £132 million and increasing investments accounted for under the equity method by £4,551 million.

The second reclassification relates to amounts which have been previously presented gross of minority interests. Previously, amounts relating to the minority interests were separately aggregated in the line item of the reconciliation titled “Minority Interests”. The aim of this new presentation is to simplify the reconciliation, which now reflects the Group’s share of each line item within the reconciliation. The reconciliations of net loss, shareholders’ equity and total assets for the six months ended September 30, 2002 and year ended March 31, 2003 have been restated to provide comparability with the presentation for the period ended September 30, 2003.

These reclassifications had no impact on the Group’s previously reported net income or shareholders’ equity under US GAAP.

(2)

During the period the Group determined that its subsidiary Japan Telecom, a fixed line business, met the criteria of an asset held for resale in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Accordingly, the carrying amount of the assets were adjusted to reflect the fair value less cost to sell, which resulted in a loss of £253 million.

The results of operations of Japan Telecom are reported as discontinued operations under US GAAP and are included in the segment “Other operations -- Asia Pacific”. The turnover relating to Japan Telecom was £818 million for the period ended September 30, 2003 (September 30, 2002: £969 million). The pretax loss was £7 million for the period ended September 30, 2003 (September 30, 2002: £70 million profit). At September 30, 2003 Japan Telecom represented £2,364 million of assets and £525 million of liabilities, of which £1,675 million represented fixed assets and £434 million current liabilities.

At March 31, 2003, the Group recorded an impairment charge under UK GAAP in relation to the fixed assets of Japan Telecom. Under US GAAP, the group evaluated the recoverability of these fixed assets in accordance with SFAS No. 144, and determined that the carrying amount was recoverable. As a result, the UK GAAP charge was not recognized under US GAAP.

Subsequent to September 30, 2003 the Group completed its disposal of its interest in Japan Telecom. Japan Telecom was disposed of because it was considered to be a non-core part of the Group’s business. The disposal will allow Japan Telecom Holdings Co., Ltd to concentrate on mobile telecommunications.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO SEPTEMBER 30, 2003

9                                                Summary of differences between UK and US GAAP (continued)

Consolidated statements of cash flows

The consolidated statements of cash flows prepared under UK GAAP differ in certain presentational respects from the format required under SFAS No. 95, “Statement of Cash Flows”. Under SFAS No. 95, the Group experienced an inflow of cash and cash equivalents of £4,027 million during the period ended September 30, 2003. Under FRS 1, “Cash flow statements (revised)”, the Group experienced an inflow of cash of £2,901 million over the same period.

Cash equivalents are defined as short term, highly liquid investments which are readily convertible into known amounts of cash without notice and which were within three months of maturity when acquired. Included in cash and cash equivalents under US GAAP are cash equivalents of £1,417 million, £2,698 million and £291 million at September 30, 2003, September 30, 2002 and March 31, 2003, respectively, which are classified as investments under UK GAAP.

The following table summarizes the movement and composition of cash and cash equivalents under US GAAP.

	Six months to September 30, 2003 £m	Six months to September 30, 2002 £m	Year ended March 31, 2003 £m

Cash and cash equivalents were provided by/(used in):
Operating activities	5,123	5,062	8,342
Investing activities	(2,370)	(3,313)	(9,511)
Financing activities	1,274	(606)	178
Net increase/(decrease) in cash and cash equivalents	4,027	1,143	(991)

Exchange movement	(148)	(200)	(112)
Cash and cash equivalents at the beginning of period	766	1,869	1,869
Cash and cash equivalents at the end of period	4,645	2,812	766

A reconciliation between the consolidated statements of cash flows presented in accordance with UK GAAP and US GAAP is set out below:

Operating activities:
Net cash inflow from operating activities (UK GAAP)	6,081	5,676	11,142
Tax paid	(283)	(154)	(883)
Net interest paid	242	(229)	(551)
Decrease in short term borrowings	(917)	(231)	(1,366)
Net cash provided by operating activities (US GAAP)	5,123	5,062	8,342

Investing activities:
Net cash outflow from capital expenditure, financial investments and acquisitions and disposals (UK GAAP)	(3,175)	(3,627)	(10,253)
Dividends received from joint ventures and associated undertakings	805	314	742
Net cash used in investing activities (US GAAP)	(2,370)	(3,313)	(9,511)

Financing activities:
Net cash inflow/(outflow) from financing activities (UK GAAP)	969	(326)	(136)
Decrease in short term borrowings	917	231	1,366
Dividends paid	(612)	(511)	(1,052)

Net cash provided by/(used in) financing activities (US GAAP)	1,274	(606)	178

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO SEPTEMBER 30, 2003

9                                                Summary of differences between UK and US GAAP (continued)

Loss per ordinary share

	Six months to September 30, 2003 £m	Six months to September 30, 2002 £m	Year ended March 31, 2003 £m
Loss per ordinary share information is calculated based on:

Net loss from continuing operations in accordance with US GAAP	(2,887)	(4,223)	(9,135)
Net (loss)/profit from discontinued operations in accordance with US GAAP	(274)	49	80

Net loss in accordance with US GAAP	(3,161)	(4,174)	(9,055)

	Number	Number	Number
Weighted average number of ordinary shares in issue (millions)	68,191	68,152	68,155

	Pence per share	Pence per share	Pence per Share

Basic and diluted loss per ordinary share from continuing operations	(4.24)p	(6.19)p	(13.40)p
Basic and diluted (loss)/profit per ordinary share from discontinued operations	(0.40)p	0.07p	0.11p

Basic and diluted loss per ordinary share:	(4.64)p	(6.12)p	(13.29)p

The Group has not included 585 million shares (March 31, 2003: 382 million; September 30, 2002: 462 million) in the computation of diluted earnings per share as their inclusion would be antidilutive.

Goodwill and other intangible assets

The Group has undertaken a number of transactions during the period, including the acquisition of the Singlepoint Group, Project Telecom plc and additional minority stakes in certain existing subsidiary undertakings. The aggregate consideration for these acquisitions was £1,235 million and comprised entirely of cash, paid either in the period ended September 30, 2003 or after the period end.

Under US GAAP, these transactions have resulted in the Group assigning £1,138 million to intangible assets, of which £179 million was assigned to goodwill, £133 million to cellular licenses and £521 million to customer bases. A corresponding deferred tax liability of £305 million was recognized. With the exception of goodwill, all intangible assets acquired are deemed to be of finite life, with a weighted average amortization period of 7 years, comprising cellular licenses 15 years and customer bases 5 years.

The Singlepoint Group was acquired for a cash consideration of £417 million. This acquisition will increase Vodafone UK’s direct access to its contract customer base and give greater flexibility to develop customer usage of both voice and data services. Goodwill amounting to £74 million was recognized relating to this transaction. The results of operations of this entity were consolidated from September 22, 2003.

Project Telecom plc was acquired for a cash consideration of £160 million, paid after the period end, and will provide additional impetus to the Vodafone UK’s focus on business customers. Goodwill amounting to £105 million was recognized relating to this transaction. The results of operations of this entity were consolidated from September 19, 2003.

During the period ended September 30, 2003, the Company has directly or indirectly increased its interest in its subsidiary undertakings in Portugal, The Netherlands, Greece, Malta, Albania, Hungary and Egypt. These transactions are in line with the Group’s strategy of increasing its shareholding in existing operations where opportunities arise for the creation of enhanced value for the Company’s shareholders. In respect of Portugal management also believe that by obtaining 100% ownership, the business can be more closely aligned to the Group’s businesses.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO SEPTEMBER 30, 2003

9	Summary of differences between UK and US GAAP (continued)

Goodwill and other intangible assets (continued)

Had the acquisitions of the Singlepoint Group, Project Telecom plc and the additional minority stake increases been consummated on April 1 of the year preceding the year of acquisition, the results of these acquired operations would not have had a significant impact on the Group’s consolidated results of operations for each of the periods presented.

Goodwill

£m

April 1, 2003	117
Additions	179
Exchange movements	2
September 30, 2003	298

All goodwill is held within the segment “Mobile Telecommunications – United Kingdom and Ireland”

Finite-lived intangible assets

	As at September 30, 2003		As at March 31, 2003 As restated
	Gross carrying amount £m	Accumulated amortization £m	Gross carrying amount £m	Accumulated amortization £m

Licenses	167,891	42,557	164,873	34,717
Customer bases	7,565	4,323	6,942	3,634
	175,456	46,880	171,815	38,351

Further analysis as to how amounts presented within the US GAAP reconciliation for goodwill and other intangibles – net of amortization have been determined is provided below.

	Six months to September 30, 2003 £m	Year ended March 31, 2003 as restated £m

Use of a different measurement date for the purposes of determining purchase consideration	3,063	3,542
Deferred tax	45,612	46,960
Other	481	642
	49,156	51,144

The total amortization charge for the period ended September 30, 2003, under US GAAP, was £7,752 million (March 31, 2003: £13,873 million). The estimated future amortization charge is as follows:

Year ended March 31,	£m
2004	15,975
2005	16,450
2006	15,533
2007	15,264
2008	15,124

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO SEPTEMBER 30, 2003

9	Summary of differences between UK and US GAAP (continued)

Stock based compensation

SFAS No.148 establishes a fair value based method of accounting for stock based compensation plans and encourages the recognition of the compensation cost on this basis in the income statement. Where the cost is not recognized, the pro forma effect of the valuation method on net (loss)/income must be disclosed. Under UK GAAP the compensation element is not required to be recognized in net income.

The disclosure only provisions of SFAS No.148 have been adopted, as follows.

Had compensation cost been determined based upon the fair value of the share options and ADS options at grant date, the Group’s net loss and loss per ordinary share would have been restated to the pro forma amounts indicated below (in millions, except per share amounts):

	Six months to September 30, 2003 £m	Six months to September 30, 2002 £m	Year ended March 31, 2003 £m

Net loss as reported under US GAAP	(3,161)	(4,174)	(9,055)
Stock based compensation, net of related tax effects, included in the determination of net income as reported	70	2	48
Stock based employee compensation expense, under fair value based method for all awards, net of related tax effects	(49)	(51)	(65)

Pro forma net loss	(3,140)	(4,223)	(9,072)

Earnings per share
Basic – as reported under US GAAP	(4.64)p	(6.12)p	(13.29)p
Basic – pro forma	(4.60)p	(6.20)p	(13.31)p

INDEPENDENT REVIEW REPORT BY DELOITTE & TOUCHE LLP TO VODAFONE GROUP PLC

To the Board of Directors of
Vodafone Group Plc

We have reviewed the accompanying consolidated balance sheets of Vodafone Group Plc and subsidiaries at September 30, 2003 and 2002, and the related consolidated profit and loss accounts, cash flows and consolidated statements of total recognised gains and losses and movements in equity shareholders’ funds for the six months ended September 30, 2003 and 2002. These interim financial statements are the responsibility of Vodafone Group Plc’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United Kingdom and United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss for each of the six months ended September 30, 2003 and 2002 and the determination of shareholders’ equity at September 30, 2003 and 2002 to the extent summarised in Note 9 to the interim financial statements.

We have previously audited, in accordance with auditing standards generally accepted in the United Kingdom and United States of America, the consolidated balance sheet of Vodafone Group Plc and subsidiaries as of March 31, 2003 and 2002, and the related consolidated profit and loss accounts, cash flows and consolidated statements of total recognised gains and losses and movements in equity shareholders’ fund for the years ended March 31, 2003, 2002 and 2001 (not presented herein); and in our report dated May 27, 2003, we expressed an unqualified opinion on those consolidated financial statements.

DELOITTE & TOUCHE LLP
Chartered Accountants
London, England

December 3, 2003

EXHIBIT

December 5, 2003

Vodafone Group Plc
Vodafone House
Newbury, Berkshire
RG14 2FN
England

We have made a review, in accordance with standards established by the American Institute of Certified Public Accountants, of the unaudited interim consolidated financial information of Vodafone Group Plc for the periods ended September 30, 2003 and 2002, as indicated in our report dated December 3, 2003; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above, which is included in your Report on Form 6-K for the interim period ended September 30, 2003 is incorporated by reference in Registration Statement No. 333-81825 on Form S-8 of Vodafone Group Public Limited Company and in the Post-Effective Amendment No.1 to Registration Statement No.333-10762 on Form F-3 of Vodafone Group Public Limited Company.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

DELOITTE & TOUCHE LLP
Chartered Accountants
London, England

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 5, 2003	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary